Exhibit 99.1

QUIPT HOME MEDICAL CORP.

ANNUAL INFORMATION FORM

for the year ended September 30, 2022

December 23, 2022

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form (“AIF”) contains certain “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based upon the current beliefs, expectations, and assumptions regarding the future of its business, future plans and strategies, and other future conditions of Quipt Home Medical Corp. (the “Company” or “Quipt”). Forward-looking statements can be identified by the words such as “expect”, “likely”, “may”, “will”,, “would”, “could”, “should”, “continue”, “contemplate”, “intend”, or ”anticipate”, “believe”, “envision”, “estimate”, “expect”, “plan”, “predict”, “project”, “target”, “potential”, ”proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this AIF.

Forward-looking statements in this AIF therein include, but are not limited to, statements with respect to: operating results; profitability;  financial condition and resources;  anticipated needs for working capital;  liquidity;  capital resources; capital expenditures; milestones; licensing milestones;  information with respect to future growth and growth strategies;  anticipated trends in the industry in with the Company operates;  the Company’s future financing plans;  timelines;  currency fluctuations;  government regulation;  unanticipated expenses;  commercial disputes or claims; limitations on insurance coverage;  availability and expectations regarding of cash flow to fund capital requirements; the product offerings of the Company; the competitive conditions of the industry; the competitive and business strategies of the Company; on-going implications of the novel coronavirus (“COVID-19”); statements relating to the business and future activities of, and developments related to, the Company, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; and other events or conditions that may occur in the future.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions of the Company’s management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. The Company believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. The material factors and assumptions used to develop the forward-looking statements contained in this AIF, without limitation: the Company’s ability to successfully execute its growth strategies and business plan; the ability to successfully identify strategic acquisitions; the Company’s ability to realize anticipated benefits, synergies or generate revenue, profits or value from its recent acquisitions into existing operations; management’s perceptions of historical trends, current conditions and expected future developments; the ability of the Company to take market share from competitors; the Company’s ability to attract and retain skill staff; market conditions and competition; the products, services and technology offered by the Company’s competitors; the Company’s ability to generate cash flow from operations the Company’s ability to keep pace with changing regulatory requirements; ongoing ability to conduct business in the regulatory environments in which the Company operates and may operate in the future; that the Company’s ability to maintain strong business relationships with its suppliers, service provides and other third parties will be maintained; COVID-19 and recall related supply chain issues will be resolved within the near future; the Company’s ability to fulfill prescriptions for services and products;  the anticipated growth of the niche market of home equipment and monitoring; the anticipated increase in demand for various medical products and equipment; demand and interest in the Company’s products and services; the ability to deploy up front capital to purchase monitoring and treatment equipment; anticipated and unanticipated costs;  the timely receipt of any required regulatory authorizations, approvals, consents, permits and/or licenses; the general economic, financial market, regulatory and political conditions in which the Company operates and the absence of material adverse changes in the Company’s industry, regulatory environmental or the global economy; and other considerations that management believes to be appropriate in the circumstances.

Forward-looking statements speak only as at the date they are made and are based on information currently available and on the then current expectations. Readers are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors”, which include: credit risks, market risks (including those related to equity, commodity, foreign exchange and interest rate markets), liquidity risks, operational risks (including those related to technology and infrastructure), and risks relating to reputation, insurance, strategy, regulatory matters, legal matters, environmental matters and capital adequacy. Examples of such risk factors include: the Company may be subject to significant capital requirements and operating risks; changes in law, the ability to implement business strategies, growth strategies and pursue business opportunities; state of the capital markets; the availability of funds and resources to pursue operations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; competition; difficulty integrating newly acquired businesses; low profit market segments; disruptions in or attacks (including cyber-attacks) on information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour; the failure of third parties to comply with their obligations; the impact of new and changes to, or application of, current laws and regulations; the overall difficult litigation environment, including in the United States; risks related to infectious diseases, including the impacts of COVID-19; increased competition; changes in foreign currency rates; loss of foreign private issuer status; risks relating to the deterioration of global economic conditions; increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events, as well as other general economic, market and business conditions, amongst others, as well as those risk factors described under the heading “Risk Factors” and elsewhere in this AIF and therein and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities including, without limitation, Company’s audited annual financial statements and the Company’s management’s discussion and analysis (“MD&A”). Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Readers are cautioned that the above list of cautionary statements is not exhaustive. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this AIF. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this AIF are expressly qualified in their entirety by this cautionary statement.

CURRENCY

Unless the context otherwise requires, all references to “$” or “US$” refer to United States dollars. All references to “C$” means references to the lawful money of Canada.

The following table sets forth (a) the rate of exchange for the Canadian dollar, expressed U.S. dollars, in effect for the periods indicated; and (b) the high and low exchange rates for the Canadian dollar, expressed in U.S. dollars, during the periods indicated, each based on the indicative rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

Year Ended September 30
C$to US$
	2022	2021	2020
High	0.8111	0.8306	0.7710
Low	0.7285	0.7491	0.6898
Closing	0.7296	0.7849	0.7497

On September 29, 2022, the last business day quoted by the Bank of Canada during the financial year ended September 30, 2022, the daily exchange rate for the Canadian dollar in terms of United States dollars, as quoted by the Bank of Canada, was C$1.00 = US$0.7296. On December 22, 2022, the last business day prior to the date of this AIF, the daily exchange rate for the Canadian dollar in terms of United States dollars, as quoted by the Bank of Canada, was C$1.00 = US$0.7323.

TRADEMARKS AND TRADE NAMES

This AIF includes references to the Company’s trademarks, including, without limitation, Quipt’s wordmark and service mark on the face hereof, which are protected under applicable intellectual property laws and are the Company’s property. The Company’s trademarks and trade names referred to herein may appear without the ® or ™ symbol, but references to the Company’s trademarks and trade names in the absence of such symbols are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. All other trademarks and trade names used herein are the property of their respective owners.

MARKET AND INDUSTRY DATA

Certain information in this AIF is obtained from third party sources, including public sources, and there can be no assurance as to the accuracy or completeness of such information. Although believed to be reliable, management of the Company has not independently verified any of the data from third party sources unless otherwise stated.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (Alberta) on March 5, 1997 under the name 730285 Alberta Inc. and changed its name to VF Capital Ltd. on June 19, 1997, and to Canadian Dental Partners Inc. on August 9, 1999, and to International Health Partners Inc. (“IHP”) on January 25, 2001. Pursuant to a reverse take-over transaction completed on June 1, 2010 by way of a three cornered amalgamation between 0871455 B.C. Ltd., PHM DME Healthcare Inc. (“PHM/DME”) and IHP (the “RTO Transaction”), IHP acquired all of the issued and outstanding shares in the capital of PHM/DME. IHP acquired all of the issued and outstanding shares of Stancap Holdings I Limited (“Stancap”) concurrent with the RTO Transaction (the “SHL Share Exchange”). Upon completion of the RTO Transaction and the SHL Share Exchange, on June 1, 2010, IHP changed its name to Patient Home Monitoring Corp. (“PHM”), as the Company was then called. Pursuant to a Certificate of Continuance filed on December 30, 2013, the Company changed its jurisdiction of governance by continuing from Alberta into British Columbia.

On December 21, 2017, concurrently, but not in connection with, the closing of the court approved plan of arrangement (the “Arrangement”) between the Company and Viemed Healthcare, Inc. (“Viemed”), the Company completed an amalgamation, by way of vertical short-form amalgamation under the Business Corporations Act (British Columbia) (the “BCBCA”), its wholly owned subsidiary, Stancap, (the “Amalgamation”). The Company is the continuing entity as a result of the Amalgamation and maintained its name as Patient Home Monitoring Corp. Pursuant to the Amalgamation, all of the issued and outstanding common shares of Stancap were cancelled, and the assets, obligations and liabilities of Stancap continued as the assets, obligations and liabilities of the Company. Where the term “Company” is used herein in the context of describing the Company’s assets and business, it may include its predecessor, PHM, prior to completion of the Amalgamation, as the context requires. When the term “Common Shares” is used herein, it may include the shares in the capital of the Company’s predecessor, PHM, prior to completion of the Amalgamation, as the context requires.

Trading of the consolidated shares of PHM upon completion of the RTO Transaction commenced on the TSX Venture Exchange (the “TSX-V”) on June 8, 2010 under the stock symbol “PHM”.

Following completion of the Arrangement, the shares of the Company commenced trading on the TSX-V on December 22, 2017 under the stock symbol “PHM”. Concurrent with the completion of the 2018 Consolidation (as defined below), the Company’s stock symbol was changed to “PTQ”.

On December 31, 2018, the Company effected a consolidation (the ”2018 Consolidation”) of the common shares in the capital of the Company (each, a “Common Share”) on the basis of one (1) post-2018 Consolidation Common Share for every five (5) pre-2018 Consolidation Common Shares.

On May 4, 2018, the Company changed its name from “Patient Home Monitoring Corp.” to “Protech Home Medical Corp.”

On May 13, 2021, the Company effected the consolidation of its Common Shares (the “2021 Consolidation”), on the basis of one (1) post-2021 Consolidation Common Share for every four (4) pre-2021 Consolidation Common Shares. In connection with the 2021 Consolidation, the Company changed its name to “Quipt Home Medical Corp.” and its ticker symbol on the TSX-V was changed from “PHM” to “QIPT”.

As at the date of this AIF, the Company’s Common Shares are listed for trading on the TSX-V under the symbol “QIPT”, and on NASDAQ Capital Market (“NASDAQ”) under the symbol “QIPT”.

The Company’s head office is located at 1019 Town Drive, Wilder, Kentucky 41076, and its registered office is located at 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7.

Intercorporate Relationships

The following chart illustrates, as at the date of this AIF, the Corporation’s material subsidiaries, the percentage of voting securities of each that are held, directly or indirectly by the Company or its respective subsidiaries, and their respective jurisdiction of incorporation, continuance, formation, or organization, as applicable.

Subsidiary Name	Jurisdiction	Ownership
Quipt Home Medical Inc. (formerly, PHM Services Inc.)	Delaware	100% Quipt
Patient Home Monitoring Inc.	Washington	100% Quipt Home Medical Inc.
QMH Holdings Inc. (formerly, PHM Logistics Corporation)	Delaware	100% Quipt Home Medical Inc.
Acadia Medical Supply Inc.	Maine	100% QMH Holdings Inc.
Central Oxygen Inc.	Indiana	100% QMH Holdings Inc.
Cooley Medical Equipment Inc.	Kentucky/Virginia	100% QMH Holdings Inc.
Riverside Medical Inc.	Tennessee	100% QMH Holdings Inc.
Health Technology Resources LLC	Illinois	100% QMH Holdings Inc.
Resource Medical, Inc.	South Carolina	100% QMH Holdings Inc.
Resource Medical Group, LLC	South Carolina	100% QMH Holdings Inc.
Resource Medical Group of Charleston, LLC	South Carolina	100% QMH Holdings Inc.
Care Medical Partners LLC	Georgia	100% QMH Holdings Inc.
Care Medical Athens, Inc.	Georgia	100% Care Medical Partners LLC
Care Medical of Atlanta, LLC	Georgia	100% Care Medical Partners LLC
Care Medical of Augusta, LLC	Georgia	100% Care Medical Partners LLC
Care Medical of Gainesville, LLC	Georgia	100% Care Medical Partners LLC
Care Medical Savannah, LLC	Georgia	100% Care Medical Partners LLC
Black Bear Medical Group, Inc.	Maine	100% QMH Holdings Inc.
Black Bear Medical, Inc.	Maine	100% Black Bear Medical Group, Inc.
Coastal Med-Tech Corp.	Maine	100% Black Bear Medical Group, Inc.
Black Bear Medical NH, Inc.	Maine	100% Black Bear Medical Group, Inc.
West Home Health Care, Inc.	Virginia	100% QMH Holdings Inc.
Legacy Oxygen & Home Care Equipment, LLC	Kentucky	100% QMH Holdings Inc.
Patient Aids, Inc.	Kentucky	100% QMH Holdings Inc.
SleepWell, LLC	Georgia	100% QMH Holdings Inc.
Tuscan, Inc.	Ohio	100% QMH Holdings Inc.
Mayhugh’s Drugs Inc.	Florida	100% QMH Holdings Inc.
Oxygen Plus Inc.	California	100% QMH Holdings Inc.
Med Supply Center Inc.	Mississippi	100% QMH Holdings Inc.
Semo Drugs – Care Plus of MO, Inc.	Missouri	100% QMH Holdings Inc.

Subsidiary Name	Jurisdiction	Ownership
100 W. Commercial Street, LLC	Missouri	100% Semo Drugs – Care Plus of MO, Inc.
Medical West Healthcare Center, LLC	Missouri	100% QMH Holdings Inc.
Thrift Home Care, Inc.	Mississippi	100% QMH Holdings Inc.
Heckman Healthcare Service & Supplies Inc.	Illinois	100% QMH Holdings Inc.
At Home Health Equipment, Inc.	Indiana	100% QMH Holdings Inc.
Good Night Medical, LLC	Ohio	100% QMH Holdings Inc.
NorCal Respiratory, Inc.	California	100% QMH Holdings Inc.
Access Respiratory Homecare, LLC	Louisiana	100% QMH Holdings Inc.
Hometown Medical, LLC	Mississippi	100% QMH Holdings Inc.

GENERAL DEVELOPMENT OF THE BUSINESS

Fiscal Year Ended September 30, 2020

In October 2019, the Company completed the acquisition of Cooley Medical Equipment, Inc. (“CME”), a company based in Kentucky. CME is a leader and top provider of respiratory services in Eastern and Central Kentucky with six locations that, when combined with the Company’s current operations, will significantly expand the Company’s geographical footprint.

In December 2019, the Company completed the acquisition of Acadia Medical, Inc. (“AMI”), a company based in Maine. AMI is a leader and top provider of respiratory services in the State of Maine. It currently has four locations and will allow the Company to further expand its geographical footprint and provide a larger number of services in the State of Maine.

On April 20, 2020, the Company announced that it was approved for a $5.97 million loan under the Payroll Protection Program (“PPP”) administered by the U.S. Small Business Administration, that originated from the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act. The loan has a term of two years, is unsecured, and is guaranteed by the U.S. Small Business Administration. The loan bears interest at a fixed rate of 1.0 percent per annum with the first six months of interest deferred and will be forgiven if the loan proceeds are used by the Company to cover payroll costs (including benefits), rent and utilities during the eight-week period following the loan origination date. The Company expects to meet the requirements for full loan forgiveness. The forgiven amount is not included in taxable income.

On June 2, 2020, the Company commenced trading on the OTCQX® under the symbol “PTQQF”.

On June 29, 2020, the Company completed a bought deal prospectus offering of 25,001,000 units for an aggregate gross proceeds of $28,751,150, which included the exercise in full of the 15% over-allotment option. The syndicate of underwriters for the offering was co-led by Beacon Securities Limited (“Beacon”), as sole bookrunner, and Canaccord Genuity Corp. (“Canaccord”). The units under the Offering were offered and sold by way of a short form prospectus filed in British Columbia, Alberta and Ontario. The Company also completed its (i) brokered private placement of 1,750,000 units for additional gross proceeds of $2,012,500, which was conducted by a syndicate of agents co-led by Beacon, as sole bookrunner, and Canaccord; and (ii) its non-brokered private placement of 927,825 units for additional gross proceeds of $1,067,000, with Gregory Crawford, Chairman and CEO of the Company, and Mark Greenberg, a director of the Company. Each unit was comprised of one Common Share and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one Common Share at an exercise price of $1.60 per share, subject to adjustment in certain events, until June 29, 2021.

On August 31, 2020, the Company completed the acquisition of Health Technology Resources, LLC (“HTR”), a leader in the respiratory home care services industry in the state of Illinois. HTR is also licensed in the state of Indiana and provides services to patients in Northwest Indiana. The Company acquired HTR for total cash consideration of approximately $5.4 million.

On September 21, 2020, the Company entered into an asset-based revolving credit facility (the “Credit Facility”) with CIT Bank, N.A. (“CIT”), pursuant to which CIT agreed to advance up to $20 million at a tiered rate. The Credit Facility has a four year maturity and may be extended pursuant to both parties agreement.

Fiscal Year Ended September 30, 2021

On October 23, 2020, the Company acquired Sleepwell, LLC (“Sleepwell”), a leader of sleep services in the State of Georgia. The Company acquired Sleepwell for a combination of cash and share consideration of approximately $9.3 million and $5.1 million, respectively.

On December 9, 2020, Dr. Kevin A. Carter joined the board of directors of the Company (the “Board”) as an independent director.

On January 13, 2021, the Company announced that it had applied to list its Common Shares on NASDAQ.

On February 1, 2021, the Company acquired Mayhugh Drugs Inc. (“MME”), a leader in the respiratory home care services industry in Northern Florida. The Company acquired MME for total consideration of approximately $5.8 million.

On May 13, 2021, the Company changed its name from “Protech Home Medical Corp.” to “Quipt Home Medical Corp.” and effected the 2021 Consolidation. In connection with the 2021 Consolidation, the Company’s ticker symbol on the TSX-V was changed from “PHM” to “QIPT”.

On May 14, 2021, the Company filed its Form 40-F Registration Statement (“Form 40-F”) with the United States Securities and Exchange Commission (the “SEC”). Following the effectiveness of the Form 40-F, Quipt became a reporting issuer in the United States, in addition to being a reporting issuer in Canada. A copy of the Form 40-F is available under the Company’s profile on each of EDGAR at www.sec.gov/edgar and SEDAR at www.sedar.com as well as the Company’s website located at www.quipthomemedical.com.

At the open of markets on May 27, 2021, the Common Shares began trading on NASDAQ under the ticker symbol “QIPT”.

On June 1, 2021, the Company acquired three separate entities, Oxygen Plus, Inc, Semo Drug-Care Plus of Mo, Inc, and Med Supply Center, Inc, with combined operations in California, Missouri, Arkansas and Mississippi, in connection with its ongoing national expansion effort with the goal of economically growing its operating footprint to serve as a leader in respiratory homecare across the United States. Under the terms of the definitive purchase agreements, the Company acquired the three combined entities for total consideration of approximately $4.0 million in cash.

On August 20, 2021, the Company acquired, Medical West Healthcare Center, LLC, a business with operations in Missouri, which added three locations, 15,000 active patients, 1,500 unique referring physicians, and several important insurance contracts. The business acquired has a diverse payor mix and traditional durable medical equipment product mix. Under the terms of the definitive purchase agreement, the Company acquired the business for approximately $2.3 million in cash.

Fiscal Year Ended September 30, 2022

On October 1, 2021, the Company acquired Thrift Home Care, Inc, a business with operations in Mississippi, which added two locations, over 4,000 active patients, more than 10,000 unique orders, 590 unique referring physicians, and several important insurance contracts. The business has a diverse payor mix and full suite of products with a focus on respiratory care, representing over 65% of the mix. Under the terms of the definitive purchase agreement, the Company acquired the business for approximately $2.2 million in cash.

On November 1, 2021, the Company acquired, Heckman Healthcare Services & Supplies, a business with operations in Illinois, which added a strategic location servicing Central Illinois, a heavily weighted respiratory product mix, over 3,700 active patients, and important insurance contracts. The business has a diverse payor mix and full suite of products with a focus on respiratory care, representing over 85% of the mix. Under the terms of the definitive purchase agreement, the Company acquired the DME operation of the business for approximately $1.7 million in cash, and the real estate for $0.5 million.

On November 12, 2021, the Company filed and obtained a receipt for its final short form base shelf prospectus (the “Final Shelf Prospectus”) with the securities commissions in each of the provinces and territories of Canada, and a corresponding registration statement on Form F-10 (the “Registration Statement”) with the SEC under the U.S./Canada

Multijurisdictional Disclosure System. The Final Shelf Prospectus and corresponding Registration Statement will allow Quipt to undertake offerings of common shares, preferred shares, debt securities, warrants, subscription receipts and units (collectively, the “Securities”), or any combination thereof, up to an aggregate total of $200,000,000 from time to time during the 25-month period that the Final Shelf Prospectus remains effective. The Securities may be offered in amounts, at prices and on terms to be determined at the time of sale and, subject to applicable regulations, may include “at-the-market” transactions, public offerings or strategic investments. The specific terms of any offering of Securities, including the use of proceeds from any offering, will be set forth in one or more shelf prospectus supplement(s) to be filed with applicable securities regulators. Among other potential uses, the Company may use the net proceeds from the sale of Securities for general corporate purposes, including funding ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, and to fund capital projects and potential future acquisitions.  As at the date hereof, the Company anticipates using the net proceeds to the Company from any offering of Securities primarily to fund its previously announced acquisition strategy.  One or more securityholders of the Company may also offer and sell Securities under the Final Shelf Prospectus and Registration Statement, as applicable, although the Company will not receive any proceeds from any sale of any Securities by any selling securityholder(s).

On November 9, 2021, the Company acquired, Southeastern Biomedical Services, LLC, a privately held biomedical services company, with operations in the Southeastern United States for consideration of approximately $700,000 in cash. The acquisition provides the Company a synergistic opportunity to expand into a brand-new service line of biomedical repair services for respiratory equipment including preventative maintenance. The acquisition services a wide range of respiratory products including ventilators, oxygen devices, CPAP/bilevel devices and more, which includes devices from both the acute and non-acute settings from within the home and hospital environments.

On December 16, 2021, the Company announced that it anticipated that it would miss the deadline of December 29, 2021 to file is audited annual financial statements and management discussion & analysis for the financial years ended September 30, 2021 and 2020, and the CEO and CFO certificates, all as required by National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) (collectively, the “Documents”). The delay was due, in part, to the accelerated deadline for the Company to complete the Documents as a result of its listing its Common Shares for trading on NASDAQ and the expedited basis in which the Company’s auditors had to complete the audit. Accordingly, the Company informed the British Columbia Securities Commission (“BCSC”) of its anticipated delay in filing the Documents and applied to the BCSC pursuant to Part 4 of National Policy 12-203 – Management Cease Trade Orders for a Management Cease Trade Order (“MCTO”) pending the filing of the Documents, which MCTO was granted by the BCSC on December 30, 2021 and prohibited the Company’s management from trading in the securities of the Company until such time as the Documents are filed. The Company filed the Documents on January 27, 2022, following which, effective January 28, 2022, the MCTO was revoked by the BCSC.

On January 1, 2022, the Company acquired At Home Health Equipment, Inc. (“At Home Health Equipment”), a business with operations in Indiana. At Home Health Equipment has been in the respiratory home care services space for over 25 years and has several difficult to obtain insurance contracts that enhance the Company’s presence in the region. The acquisition introduced a new location for the Company, covering an entire service area of Indianapolis, and increased the Company’s active patient count by over 15,000. The expansionary operating footprint aligned closely with regions that have a high prevalence of Chronic Obstructive Pulmonary Disease (“COPD”), a key target patient group; Indiana is among the highest prevalence United States. Under the terms of the definitive purchase agreement, the Company acquired At Home Health Equipment for approximately $13.1 million in cash.

On January 12, 2022, the Company received a letter from the Nasdaq Listing Qualifications department notifying the Company that because the Company had not yet filed its Form 40-F related to its fiscal year ended September 30, 2021, that it no longer complied with Nasdaq’s Listing Rules (the “Rules”) for continued listing. Under the Rules, the Company had sixty (60) calendar days to submit a plan to regain compliance and after submitting a plan, Nasdaq can grant an exception of up to one hundred eighty (180) calendar days from the Form 40-F filing’s due date, or until June 27, 2022, to regain compliance. This was resolved on January 27, 2022 with the filing of the Form 40-F.

On February 2, 2022, Brian J. Wessel was appointed to the Board as an independent director and as the Chair of the Audit Committee, increasing the size of the Board from three to four members. Mr. Wessel filled the vacancy left by the passing of Eugene Ewing, who served on the Board and Chaired the Audit Committee since September 2018. Mr. Ewing was an accomplished and seasoned public company executive with a wealth of knowledge across a variety of industry groups.

On April 1, 2022, the Corporation acquired Good Night Medical, LLC (“Good Night Medical”), a business with operations across seven U.S. states, including Arkansas, Georgia, Massachusetts, North Carolina, Ohio, Texas and California. The acquisition provided the Company an expansionary opportunity into Massachusetts, North Carolina and Texas, which were new U.S. states for the Company’s coverage sphere including new commercial insurance contracts. The other four U.S. states were then current areas of service for the Company, which provided for actionable revenue and cost synergy opportunities as further scale was created in each operating region. The expansionary operating footprint aligns closely with regions that have a high prevalence of COPD, a key target patient group; cumulatively the seven states Good Night Medical operated in contained some of the highest prevalence U.S. states. The acquisition of Good Night Medical resulted in approximately 10,000 additional active patients for the Company. Under the terms of the definitive purchase agreement, the Company acquired Good Night Medical for approximately $7 million in cash.

On April 26, 2022, the Company announced it had entered into a national insurance contract with a top five health insurer in the United States.

MNP LLP resigned as auditor of the Company by their own initiative effective May 17, 2022, and on May 18, 2022 the Board appointed BDO USA, LLP to fill the vacancy from such resignation. The resignation by MNP LLP and the appointment of the BDO USA, LLP were considered and approved by the Board and the Audit Committee. MNP LLP did not have any reservations in the auditor's reports for the relevant period (as defined in NI 51-102), and in the Corporation’s opinion there had been no reportable events (as defined in NI 51-102) on any its financial statements relating to the relevant period.

On June 1, 2022, the Company acquired Access Respiratory Homecare, LLC (“Access Respiratory Homecare”), a business with operations in Louisiana. The acquisition encompassed two locations in Louisiana, New Orleans and Lafayette, representing the 19th state of service for the Company. The acquisition added over 1,000 referring physicians and increased the Company’s active patient count by over 6,000. Access Respiratory Homecare had several difficult to obtain insurance contracts and the expansionary operating footprint aligns closely with regions that have a high prevalence of COPD, a key target patient group.

On June 3, 2022, the Company acquired NorCal Respiratory, Inc. (“NorCal Respiratory”), a business with operations in California. The acquisition encompassed three locations in California, covering the northern portion of the state. The acquisition added over 600 referring physicians, and increased the Company’s active patient count by over 3,600. NorCal Respiratory had several important insurance contracts and the expansionary operating footprint aligned closely with regions that have a high prevalence of COPD, a key target patient group. Under the terms of the definitive purchase agreement, the Company acquired NorCal Respiratory for approximately $3.1 million in cash.

On July 1, 2022, the Company acquired Hometown Medical, LLC (“Hometown Medical”), a business with operations in Mississippi. The acquisition encompasses two locations in Mississippi, doubling the Company’s then current location count in the state. The acquisition added over 1,000 referring physicians and increased the Company’s active patient count by over 11,000. Hometown Medical had a diversified payor mix and several difficult to obtain insurance contracts and its expansionary operating footprint aligned closely with regions that have a high prevalence of COPD, a key target patient group.

On August 1, 2022, the Company entered into a contract with Cardinal Health at-Home, a business unit of Cardinal Health, Inc. (NYSE:CAH) (“Cardinal”), wherein Quipt agreed to offer to sell, and Cardinal has agreed to supply and distribute, disposable medical supplies nationwide.

On August 9, 2022 the Company exercised its right (the “Conversion Right”) under the debenture indenture dated March 7, 2019, as amended,  between the Company and Computershare Trust Company of Canada (the “Debenture Indenture”), which governs all of the Company’s 8.0% unsecured convertible debentures issued on March 7, 2019 (the “2019 Debentures”), to convert (the “Conversion”) all of the principal amount outstanding of the remaining 2019 Debentures on September 8, 2022 (the “Conversion Date”) into Common Shares. Pursuant to the terms of the Debenture Indenture, the Company may force conversion of the outstanding principal amount (less any tax required by law to be deducted or withheld) of the 2019 Debentures into Common Shares at the conversion price of C$5.20 per Common Share if the volume weighted average trading price of the Common Shares on the TSX-V for 20 consecutive trading days equals or exceeds C$6.48. As of close of markets on August 8, 2022, the volume weighted average trading price of the Common Shares listed on the TSX-V exceeded C$6.48 for a period of 20 consecutive trading days. As a result of the Conversion on

September 8, 2022, the remaining total of 2019 Debentures outstanding were converted into 365,769 Common Shares, and accrued and unpaid interest (less any required deductions or withholdings) was paid by the Company in cash to the applicable holders of the 2019 Debentures.

On August 15, 2022, the Company received a binding commitment letter from CIT Bank, N.A. (“CIT”), a division of First-Citizens Bank & Trust Company, that CIT will commit to provide 100% of the senior secured credit facilities in the aggregate amount of up to $80,000,000. On September 16, 2022, further to the binding commitment letter with CIT, the Company closed on senior secured credit facilities in an aggregate amount of $110,000,000, comprised of a term loan facility in an aggregate principal amount of $5,000,000, a delayed draw term loan facility in an aggregate principal amount of $85,000,000 and a revolving credit facility in an aggregate principal amount of $20,000,000 (collectively, the “Senior Credit Facilities”). The Company originally announced this transaction on August 15, 2022 when it executed a binding commitment letter with CIT for up to $80,000,000, however, as a result of strong demand from CIT and its syndicate of lenders the Senior Credit Facilities were increased. The Senior Credit Facilities are evidenced by an Amended and Restated Credit and Guaranty Agreement dated September 16, 2022 (the “Amended and Restated Credit and Guaranty Agreement”), which amended and restated the original Credit Agreement dated September 18, 2020 between the Company (and certain subsidiaries) and CIT (and other lenders). The primary use of proceeds of any loans made under the Senior Credit Facilities are intended to be used to finance potential future acquisitions and general working capital purposes.

Developments Subsequent to the Fiscal Year ended September 30, 2022

As of December 23, 2022, there are no subsequent events to report.

Significant Acquisitions During 2022

During 2022 the Company did not complete any significant acquisitions during its most recently completed financial year for which disclosure is required under Part 8 of NI 51-102.

DESCRIPTION OF THE BUSINESS

Company Overview

The Company’s main revenue source is in providing in-home medical equipment and supplies, providing respiratory and durable medical equipment, to patients in the United States.  The Company has physical operations in many states within the United States.

Business Objective

The Company, through its subsidiaries, provides in-home medical equipment and supplies, durable medical equipment, to patients in the United States. The Company seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep apnea, reduced mobility and other chronic health conditions requiring home-based services in the United States. The initial service line includes providing in-home equipment, supplies and services to patients in the United States. The primary business objective of the Company is to create shareholder value by continuing to offer a broader range of services to patients in need of in-home equipment and chronic disease management, as well as acquiring other companies operating in the United States healthcare service and product sectors. The Company’s organic growth strategy is aggregate patients in existing or complimentary markets, through both acquisitions and taking market share directly from competitors, as well as its technology investment plans, whereby the Company plans to leverage technology to increase patient compliance by making ongoing training and patient follow up easier on the patient and improve the speed and ease of equipment and device delivery and set-up.

Key Performance Drivers

The Company’s revenue lines are based on fulfilling prescriptions for services and products for patients that suffer from chronic illness. The growing niche market of home equipment and monitoring provides significant opportunity to garner market share and may require the ongoing deployment of up-front capital to purchase monitoring and treatment equipment. The Company believes that it is well positioned to acquire the equipment necessary to grow its annuity stream businesses.

Subsidiaries

The principal business and operations of each of the Company’s material subsidiaries is discussed below.

Resource Medical Group, LLC and Resource Medical Group of Charleston, LLC

Resource Medical Group, LLC and Resource Medical Group of Charleston, LLC (collectively, “Resource Medical”) are South Carolina limited liability companies, acquired by the Company in January 2014, which offer an array of durable medical equipment focused on pulmonary disease services, home-based sleep apnea and chronic obstructive pulmonary disease treatments, as well as home-based healthcare logistics and services.

Resource Medical have a strong presence in South Carolina and an expansive product offering, including the following: bariatric equipment, bathroom safety products, Bi-level PAP (bilevel positive airway pressure), canes/crutches, continuous positive airway pressure (“CPAP”) and CPAP masks and accessories, hospital beds, humidifiers, nebulizer and compressors, oxygen concentrator, patient lifts, walkers, wheelchairs, and products for wound care. The demand for these items is expected to grow as the United States population continues to age and chronic diseases among those aged 65 and over continue to increase.

Care Medical Partners LLC

Care Medical Partners LLC (“CMP”), which was acquired by the Company in June 2014 and consists of Care Medical of Athens, Inc., Care Medical Atlanta, LLC, Care Medical of Augusta, LLC, Care Medical of Gainesville, LLC, and Care Medical Savannah, LLC, focuses on CPAP and sleep apnea equipment and supplies, mobility equipment, oxygen and other related equipment and medical supplies. Licensed to do business in Georgia and South Carolina and located throughout Georgia, CMP has added to the Company’s product and service line in a key location, increasing access to patients. Providing both home and hospital delivery, CMP provides medical supplies, medical equipment in addition to mobility equipment and respiratory equipment.

Black Bear Medical, Inc., Black Bear Medical North, Inc. and Black Bear Medical NH, Inc.

Black Bear Medical Group, Inc. was acquired by the Company in January 2015, which consists of Black Bear Medical, Inc., Costal Med-Tech Corp. and Black Bear Medical NH, Inc. (collectively, “BBM”), being entities licensed to do business in Maine and New Hampshire. BBM specializes in home-based healthcare services, including mobility solutions, and other durable medical equipment. These entities have widened the Company’s reach to upper east coast patients in Maine and New Hampshire, strengthening its geographic presence and increasing its offerings.

Legacy Oxygen & Home Care Equipment, LLC

The Company acquired Legacy Oxygen & Home Care Equipment, LLC, a regionally focused company, licensed to do business in Kentucky and Tennessee in May 2015. The company offers home-based medical equipment and services for patients with chronic pulmonary conditions across multiple locations in Kentucky.

Patient-Aids, Inc.

The Company acquired Patient-Aids, Inc. (“Patient-Aids”), a high growth, high margin, and profitable Ohio-based company focused on providing home-based healthcare services. Patient-Aids has, since 1982, been a dominant business in their region being licensed to do business in Ohio, Kentucky, and Indiana. Its product lines and services focus on treating patients with chronic power mobility conditions, respiratory conditions, and patients requiring traditional durable medical home-based equipment.

Sleepwell, LLC

The Company acquired Sleepwell, Inc. (“Sleepwell”). Sleepwell is a participating Medicare provider that primarily provides sleep-related products and services such as PAP units, supplies, and services. Sleepwell is a leader in sleep services in the State of Georgia, with significant penetration in the Southeastern corridor of the region. In addition to Georgia, Sleepwell also provides sleep services to patients in Dayton, Ohio, which is Sleepwell’s wholly-owned subsidiary, Tuscan, Inc., dba Halsom Home Care.

At Home Health Equipment, Inc.

The Company acquired At Home Health Equipment, Inc. (“At Home”), a business with operations in Indiana. At Home is a leader in the respiratory home care services space for over 25 years and has several difficult to obtain insurance contracts that significantly enhance Quipt’s presence in the region. At Home offers high-quality service, equipment and supplies. The expansionary operating footprint aligns closely with regions that have a high prevalence of Chronic Obstructive Pulmonary Disease (“COPD”), a key target patient group.

Hometown Medical. LLC

The Company acquired Hometown Medical, LLC (“Hometown”). Hometown is based in Mississippi offers a high-quality, full-service line of equipment and supplies, and has a diversified payor mix and several difficult to obtain insurance contracts and its expansionary operating footprint aligns closely with regions that have a high prevalence of Chronic Obstructive Pulmonary Disease (“COPD”), a key target patient group.

Specialized Skills and Knowledge

The Company employs a team of respiratory therapists to provide the services enumerated above. Each respiratory therapist is required to be state licensed, either as a Registered Respiratory Therapist and/or Certified Respiratory Therapist. The Company encourages and reimburse its respiratory therapists for pursuing the additional certification level of COPD Educator, which enhances the work that may be done with patients in and out of the hospital environment. Its clinical team manages patients that use its services that range from nebulizers to invasive ventilation.

The Company also employs a team of Assistive Technology Professionals (“ATP”) who provide customized mobility and bath safety equipment for patients. Its ATPs are certified through NRRTS (National Registry of Rehabilitation Technology Suppliers) and RESNA (Rehabilitation Engineering and Assistive Technology Society of North America). Part of the ATP team has gone further in their education to receive certifications that allow them to specialize in areas within complex rehabilitation.

The Company’s employees receive ongoing training that relates to the healthcare delivery system allowing the employees to have a complete understanding of the services that the Company provides to its patients.

Competitive Conditions

The Company has physical operations in 19 states. The Company participates in a highly competitive market, which may become more competitive as new players enter. Certain competitors have vertically integrated manufacturing and services sectors of the market. While most of the DME distributor industry is fragmented into small regional players, there are some noteworthy companies that have an acquisitive strategy similar to the Company. Within these markets the nationally based companies such as Lincare, Apria, Rotech, and Adapt Healthcare are the competitors that the Company faces more consistently.

New Products

The Company continually investigates and considers additional services that would complement the services already offered by its subsidiaries that would serve the current patient population and/or help the Company break into new segments of the regional populations it covers.

Components

The Company has strong relationships with its suppliers and has gained purchasing power as a result of being a member of two purchasing groups (VGM and The MedGroup) that help secure competitive pricing. It has business reviews with its top vendors and is an early adopter of their new product introductions. There are few manufacturers of equipment which can be used at home. The emerging nature of the market presents risks that vendors may not be able to provide equipment to satisfy demand. The Company participates in test pilots that help it understand what new technologies are available and will continue to do so to identify steps it may need to take to be the industry leader.

Cycles

The calendar year is influential throughout the American health system due to the need for most patients to meet their deductibles as part of their insurance plans. These deductibles are generally met in the second half of the year, unless there is an immediate need for the treatment prescribed.

The industry is also influenced by weather changes or events. When the weather turns cold, more respiratory needs are experienced. If significant weather events occur (such as hurricanes, massive tornadoes, etc.), it leads to a demand for replacement equipment. Unique situations can arise from a business unit branch. Two such examples come from the Company’s Prothrombin Time International Normalized Ratio (“PTINR”) business and BBM.

The Company’s fiscal Q1 tends to see a decrease in enrollments due to weather, office closings and holiday hours providing fewer opportunities to train patients. The demand is constant for testing; the availability of training of patients is impacted as described.

With complex rehabilitation, BBM typically sees the best reimbursement from September to February largely due to the involvement of school therapists and physician practices as their patient base expands with the beginning of the school year.

Economic Dependence

The Company earns revenues by seeking reimbursement from Medicare and private health insurance companies, with the Medicare program of the United States government being the primary entity making payments. If the Medicare program were to slow payments of the Company receivables for any reason, the Company would be adversely impacted.

Changes to Contracts

The Centers for Medicare & Medicaid Services (“CMS”) policies of health insurance for Medicare in the United States may affect the amount of revenue the Company receives.

Employees

As at September 30, 2022, the Company had a total of approximately 800 employees. In addition, the Company has staff augmentation arrangements with global partners.

Foreign Operations

As at the date hereof, the Company conducts all of its operations through its subsidiaries, which operate exclusively in the United States and together have a service coverage area of 19 states.

RISK FACTORS

The following major risk factors should be given special consideration when evaluating trends, risks and uncertainties relating to the Company’s business. Any of the following risk factors could cause circumstances to differ materially from those described in forward-looking statements relating to the Company and could have a material adverse effect upon the

Company, its business and future prospects. Although the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Company.

Some of the risk factors described herein are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, the Company’s business, prospects, financial condition, results of operations and cash flows could be materially adversely affected. In addition, other risks and uncertainties not presently known by management could impair the Company and its business in the future. Additional risks and uncertainties of which the Company is currently unaware or that are unknown or that the Company currently deems to be immaterial could have a material adverse effect on the business, financial condition and results of operation of the Company. The Company cannot provide any assurance that it will successfully address any or all of these risks.

This AIF also contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in forward-looking statements as a result of a number of factors. See also the section titled “Caution Regarding Forward-Looking Statements”.

Market Price of the Common Shares

The Common Shares are currently listed and posted for trading on the TSX-V and NASDAQ. Securities of small-cap and healthcare companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in cost of goods, or in financial condition or results of operations of the Company. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Company’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity; adverse changes in general market or industry conditions or economic trends; the COVID-19 pandemic, or a variety of other factors.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Future Sales of Shares by Shareholders

Sales of a large number of the Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of the Common Shares. The Company cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Dilution

The Company may require additional funds in respect of the further development of the Company’s business. If the Company raises funds by issuing additional equity securities, such financing will dilute the equity interests of its shareholders.

Global financial conditions can reduce share prices and limit access to financing

The economic viability of the Company’s business plan is impacted by the Company’s ability to obtain financing. Global economic conditions impact the general availability of financing through public and private debt and equity markets, as well as through other avenues.

Significant political, market and economic events may have wide-reaching effects and, to the extent they are not accurately anticipated or priced into markets, may result in sudden periods of market volatility and correction. Periods of market volatility and correction may have an adverse impact on economic growth and outlook, as well as lending and capital markets activity, all of which may impact the Company’s ability to secure adequate financing on favourable terms, or at all.

Furthermore, general market, political and economic conditions, including, for example, inflation, interest and currency exchange rates, political developments, legislative or regulatory changes, social or labour unrest and stock market trends will affect the Company’s operating environment and its operating costs, profit margins and share price. Uncertainty or adverse changes relating to government regulation, economic and foreign policy matters, and other world events have the potential to adversely affect the performance of and outlook for the Canadian and global economies, which in turn may affect the ability of the Company to access financing on favourable terms or at all. For example, recent uncertainty regarding Canada’s ability to access North American markets via the North American Free Trade Agreement and increased levels of turmoil in certain geopolitical hotspots have the potential to increase uncertainty and volatility in Canadian and global markets, respectively. The occurrence of negative sentiment or events in the Canadian and broader global economy could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Limited History of Operations

The Company has a relatively limited history of operations. There can be no assurance that the business of the Company and/or its subsidiaries will be successful and generate, or maintain, any profit.

Novel Business Model

Home monitoring of patients is a relatively new business, making it difficult to predict market acceptance, development, expansion and direction. The home monitoring services to be provided by the Company represent a relatively new development in the United States healthcare industry. Accordingly, adoption by patients and physicians can require education, which can result in a lengthy sales cycle. The market may take time to develop. Physicians and/or patients may be slow to adopt new methods. The development of the Company’s home monitoring business is dependent on a number of factors. These factors include: the Company’s ability to differentiate the Company’s services from those of the Company’s competitors; the extent and timing of the acceptance of the Company’s services as a replacement for, or supplement to, traditional methods of servicing and monitoring patients; the effectiveness of the Company’s sales and marketing and engagement efforts with customers and their health plan participants; the Company’s ability to provide quality customer service, as perceived by patients and physicians.

Because the monitoring business is evolving, the Company may not be able to anticipate and adapt to the developing market. Moreover, the Company cannot predict with certainty the future growth rate or the ultimate size of the market.

Reimbursement Rates May Decline

Reimbursement for services to be provided by the Company come primarily from Medicare and private health insurance companies. The reimbursement rates offered are outside the control of the Company. Reimbursement rates in this area, and much of the United States health care market in general, have been subject to continual reductions as health insurers and governmental entities attempt to control health care costs. The extent and timing of any reduction in reimbursement rates cannot be predicted by the Company.

Reductions in reimbursement rates can have a material impact on the profitability of the Company’s operations. A reduction in reimbursement may be unrelated to any concurrent decline in the cost of operations, thereby resulting in reduced profitability. The Company’s costs of operations could increase, but the cost increases may not be passed on to customers because reimbursement rates are set without regard to the cost of service.

Loss of Competitive Bids

On the reimbursement front, the CMS oversees a competitive bidding program covering durable medical equipment (“DME”), the process in which a Medicare supplier provides DME products to Medicare beneficiaries. Pursuant to the CMS, beginning in 2021, a new competitive bidding process known as Round 2021 will be launched by the CMS, covering contracts running from January 1, 2021 to December 31, 2023. It is possible that the Company may not be selected in some or all the Competitive Bidding Area (“CBA”) that is has bid for. It is also possible that the Company may not be selected for some or all of the product categories that it has bid more. Non-selection for CBA and/or product category may result in loss of revenue and referral sources.

Dependence Upon Relationships with Key Suppliers

There are few manufacturers of equipment which can be used for home use of patients. There is the possibility that a new meter will encounter difficulties or “bugs” when first sent to market, and that initial technical support costs may be higher than for more well-established meters. Even if the Company switches to other competing meters, they may also encounter technical difficulties or regulatory issues. The emerging nature of the market presents risks that suppliers may not be able to provide equipment to satisfy demand. Demand may outstrip supply, leading to equipment shortages. Conversely, incorrect demand forecasting could lead to excess inventory. The industry is subject to a high level of regulatory scrutiny, and government or manufacturer recalls could adversely affect the Company’s ability to provide services and achieve revenue targets.

Inadequate supply could impair the Company’s ability to attract new business and could create upward pricing pressure on equipment and supplies, adversely affecting margins for the Company. Several equipment manufacturers are pursuing a strategy of vertical integration, and should the Company ever need to order equipment from those manufacturers, such equipment may not be available on favourable terms.

Reliance Upon Few Payers

The Company earns revenues by seeking reimbursement from Medicare and private health insurance companies, with the Medicare program of the United States government being the primary entity making payments. If the Medicare program were to slow payments of the Company receivables for any reason, the Company would be adversely impacted. In addition, both governmental and private health insurance companies may seek ways to avoid or delay reimbursement, which could adversely affect cash flow and revenues for the Company.

Government Regulation

Some operations of the Company require certain licences and permits from the authorities in the United States. The ability of the Company and its subsidiaries to obtain, sustain or renew any such licences and permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies. There is no guarantee that the Company will meet these conditions.

The Company is subject to regulation from United States federal and state authorities. Regulatory action could disrupt the Company’s ability to provide services. Such regulatory action could come in the form of actions against manufacturers, unrelated to the Company’s conduct, or actions based upon the Company’s operation. Regulatory action could prevent or delay reimbursement for certain services.

There could also be legislative action that could adversely affect the Company’s business model, including, without limitation: a decision by the United States government to become the exclusive provider of health care services at some time in the future; changes in United States federal or state laws, rules, and regulations, including those governing the corporate practice of medicine, and fee splitting; and changes in the United States Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations. Conversely, budgetary problems in the United States could lead to reduced funding, substantial modification, or elimination of Medicare programs, which would end reimbursement for many patients. There can be no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the business of the Company. Amendments to current laws and regulations could have a substantial adverse impact on the Company.

CMS policies of health insurance for Medicare in the United States may affect the amount of revenue the Company receives. The Company is subject to risk that reimbursement rates for its services from both federal and private payers will decline over time. Reimbursement from federal programs is subject to constant regulatory review and increasing audits by federal authorities, the effect of which may be to increase costs of service and delay or affect reimbursement, which could negatively impact cash flow and/or revenue. Audits may be costly and time consuming, and could delay cash flow, even if the Company acted properly in all respects.

The policies of health insurance carriers in the United States may affect the amount of revenue the Company receives.

Healthcare Reform Legislation

Healthcare reform laws significantly affect the U.S. healthcare services industry. In recent years, many legislative proposals have been introduced or proposed in Congress and in some state legislatures that would affect major changes in the healthcare system, either nationally or at the state level. At the federal level, Congress has continued to propose or consider healthcare budgets that substantially reduce payments under the Medicare and Medicaid programs. The ultimate content, timing or effect of any healthcare reform legislation and the impact of potential legislation on us is uncertain and difficult, if not impossible, to predict. That impact may be material to the Company’s business, financial condition or results of operations.

Highly Competitive Market

The industry in which the Company operations is a highly competitive market and may become more competitive as new players enter. Certain competitors will be subsidiaries or divisions of larger, much better capitalized companies. Certain competitors will have vertically integrated manufacturing and services sectors of the market. The Company may have less capital and may encounter greater operational challenges in serving the market. Better capitalized competitors may also be expected to borrow money or raise debt to purchase equipment more easily than the Company.

Low Profit Market Segments

Where the Company provides services to a patient who does not use provide rental equipment often or for an extended period of time, profitability may be unlikely in respect of that patient. In these cases, the Company may not have a rental equipment with the patient long enough to recoup costs. Where the Company owns the rental equipment, the failure of the patient to return the equipment to the Company may impact profitability. Legal costs of bringing an action to obtain return of a equipment may exceed the value of the equipment, leading to losses with certain patient populations even under a favourable reimbursement environment.

Foreign Subsidiaries

The Company conducts all its operations through its United States subsidiaries. Therefore, to the extent of these holdings, the Company (directly and indirectly) is dependent on the cash flows of these subsidiaries to meet its obligations. The ability of such subsidiaries to make payments to their parent companies may be constrained by the following factors: the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which each subsidiary operates; and the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated.

Attraction and Retention of Key Personnel Including Directors

The Company has a small management team and the loss of a key individual or inability to attract suitably qualified staff could have a material adverse impact on the business of the Company. The Company may also encounter difficulties in obtaining and maintaining suitably qualified staff. The success of the Company depends on the ability of management to interpret market data correctly and to interpret and respond to economic, market and other conditions in order to locate and adopt appropriate opportunities. No assurance can be given that individuals with the required skills will continue employment with the Company or that replacement personnel with comparable skills can be found. The Company is dependent on the services of key executives, including the Board and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Growth Management

The Company may have difficulty identifying or acquiring suitable acquisition targets and maintaining the organic growth which is a significant aspect of its business model. If it is unable to manage growth, the Company may be unable to achieve its expansion strategy, which could adversely impact its earnings per share and its revenue and profits.

Dividends

The Company has never declared or paid any dividends on its Common Shares. The Company intends, for the foreseeable future, to retain tis future earnings, if any, to finance the Company’s business activities. The payment of future dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund business activities, development and growth, and other factors that the Board may consider appropriate in the circumstances.

Discretion in the Use of Available Funds

Management has broad discretion concerning the use of the Company’s available funds as well as the timing of expenditures. As a result, shareholders and investors will be relying on the judgment of management for the application of the available funds of the Company. Management may use the available funds in ways that an investor may not consider desirable. The results and the effectiveness of the application of the available funds are uncertain. If the available funds are not applied effectively, the Company’s results of operations may suffer.

Potential Conflicts of Interest

There are potential conflicts of interest to which some of the directors and officers of the Company may be subject in connection with the operations of the Company and situations may arise where the directors and officers may be in direct competition with the Company. Conflicts of interest, if any, which arise may be subject to and be governed by procedures prescribed by the BCBCA which require a director or officer of a corporation who is a party to or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Company to disclose his interest and to refrain from voting on any matter in respect of such contract unless otherwise permitted under the BCBCA. Any decision made by any of such directors and officers involving the Company should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.

Insurance and Uninsured Risks

The Company’s business is subject to a number of risks and hazards generally, including general liability. Such occurrences could result in damage to property, inventory, facilities, personal injury or death, damage to the properties of the Company, or the properties of others, monetary losses, and possible legal liability.

The Company may be subject to product liability and medical malpractice claims, which may adversely affect its operations. The industry in which the Company operates is highly regulated, and it may be subject to regulatory scrutiny for violations of regulations and laws. The Company could be adversely affected by the time and cost involved with regulatory investigations even if it has operated in compliance with all laws. Investigations could also adversely affect the timely payment of receivables.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Company might also become subject to liability which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Additional Capital

The development and the business (including acquisitions) of the Company may require additional financing, which may involve high transaction costs, dilution to shareholders, high interest rates or unfavorable terms and conditions. Failure to obtain sufficient financing may result in the delay or indefinite postponement of its business plans. The initial primary source of funding available to the Company consists of equity financing. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

Loss of Foreign Private Issuer Status

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. As a foreign private issuer, as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is currently exempt from certain of the provisions of the U.S. federal securities laws. For example, an issuer with total assets in excess of $10 million and whose outstanding equity securities are held by 2,000 or more persons, or 500 or more persons who are not “accredited investors”, must register such securities as a class under the Exchange Act. However, as a foreign private issuer subject to Canadian continuous disclosure requirements, the Company may claim the exemption from registration under the Exchange Act provided by Rule 12g3-2(b) thereunder, even if these thresholds are exceeded. To be considered a foreign private issuer, the Company must satisfy a United States shareholder test (not more than 50% of the voting securities of a company must be held by residents of the United States) if any of the following disqualifying conditions apply: (i) the majority of the Company’s executive officers or directors are United States citizens or residents; (ii) more than 50 percent of the Company’s assets are located in the United States; or (iii) the Company’s business is administered principally in the United States. Based on information available as at March 31, 2022 (the last business day of the Company’s second fiscal quarter), the Company estimates that approximately 36% of the Company’s outstanding voting securities are directly or indirectly held of record by residents of the United States. If the Company loses its status as a foreign private issuer, these regulations could apply and it could also be required to commence reporting on forms required of U.S. domestic companies, such as Forms 10-K, 10-Q and 8-K. It could also become subject to U.S. proxy rules, and certain holders of its equity securities could become subject to the insider reporting and “short swing” profit rules under Section 16 of the Exchange Act. In addition, any securities issued by the Company if it loses foreign private issuer status would become subject to certain rules and restrictions under the U.S. Securities Act, even if they are issued or resold outside the United States. Compliance with the additional disclosure, compliance and timing requirements under these securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements.

United States Operations and Exchange Rate Fluctuations

All of the Company’s revenue is generated from operations in the United States. The Company is subject to a number of risks associated with its operations that may increase liability and costs and require significant management attention. These risks include:

•	compliance with laws of the United States that apply to the Company’s United States operations, including lawful access, privacy laws and anti-corruption laws;
•	instability in economic or political conditions, including inflation, recession and political uncertainty;
•	potential adverse tax consequences; and
•	litigation in United States courts.

Currency risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations denominated in foreign currencies. All of the Company’s sales and inventory sold and most all of the Company’s operating expenses are in US dollars. The Common Shares are denominated in Canadian dollars. Cash is primarily maintained in U.S. dollars, with a small amount in Canadian dollars. Consequently, the Company is exposed to minimal foreign exchange fluctuations. The Company will continue to maintain cash balances in both U.S. and Canadian dollars, but management anticipates that it will not purchase any securities or financial instruments to speculate on currency fluctuations or engage in any currency hedging programs.

Global Economy

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase the cost of capital. Notwithstanding various actions by the United States and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to deteriorate and stock markets to fluctuate substantially.

These disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. Access to additional capital may not be available to the Company on terms acceptable to it, or at all.

Cybersecurity

The Company relies on digital and internet technologies to conduct and expand its operations, including reliance on information technology to process, transmit and store sensitive and confidential data, including protected health information, personally identifiable information, and proprietary and confidential business performance data. As a result, the Company and/or its customers are exposed to risks related to cybersecurity. Such risks may include unauthorized access, use, or disclosure of sensitive information, corruption or destruction of data, or operational disruption resulting from system impairment (e.g., malware). The Company’s operations depend, in part, on how well it protects networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to damage to hardware, computer viruses, hacking and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology systems and software, as well as pre‐emptive expenses to mitigate the risks of failures. A compromise of the Company’s information technology or confidential information, or that of the Company’s patients and third parties with whom the Company interacts, may result in negative consequences, including the inability to process patient transactions, reputational harm affecting patient and/or investor confidence, potential liability under privacy, security, consumer protection or other applicable laws, regulatory penalties and additional regulatory scrutiny, any of which could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows. As the Company has access to sensitive and confidential information, including personal information and personal health information, and since the Company may be vulnerable to material security breaches, theft, misplaced, lost or corrupted data, programming errors, employee errors and/or malfeasance (including misappropriation by departing employees), there is a risk that sensitive and confidential information, including personal information and personal health information, may be disclosed through improper use of Company systems, software solutions or networks or that there may be unauthorized access, use, disclosure, modification or destruction of such information. The Company’s ongoing risk and exposure to these matters is partially attributable to the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage, malfunction, human error, technological error or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) a global pandemic. In response to the outbreak, governmental authorities in the United States and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place, and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment, and economic disruptions.

The continued spread of COVID-19 nationally and globally could have an adverse impact on the Company’s business, operations and financial results, including through disruptions in the Company’s labour inputs, supply chains and sales channels. In response to COVID-19, the United States’ guidelines issued on March 16, 2020 specifically noted that healthcare services were a critical infrastructure industry as defined by the Department of Homeland Security and employees of companies in this industry have a social responsibility to maintain a normal work schedule to meet service demands. In response to the COVID-19 pandemic, the Company has modified its current policies and implemented the instructions provided by the Centers for Disease Control and Prevention in order to best protect its employees and patient network. In addition, the Company accelerated inventory purchases to safeguard against any potential future supply chain weaknesses and meet potential increased demand. These measures and similar measures taken by other businesses may adversely impact the Company’s labour productivity and its supply chains.

Although the Company has taken steps to mitigate the impact of COVID-19, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on the Company’s business, operations, and financial results and position, including through employee attrition, disruptions to the Company’s supply chains and sales channels, restrictions of operations at the Company’s retail stores, changes in the number of Americans with health insurance resulting in a change in demand for the Company’s products, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome, and duration, it is not possible to estimate its impact on the Company’s business, operations, financial results and position or prospects at this time.

The Company continues to monitor the situation and work with its stakeholders (including customers, employees, and suppliers) in order to assess further possible implications to its business, supply chain, and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.

Finally, the actual and threatened spread of COVID-19 globally could adversely affect global economies and financial markets, resulting in a prolonged economic downturn and a decline in the value of the Company’s share price. The extent to which COVID19 (or any other disease, epidemic, or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others.

Recall of certain Royal Philips BiPAP and CPAP Devices and Ventilators

The recall of certain Royal Philips BiPAP and CPAP devices and ventilators that the Company distributes and sells could have a significant negative impact on the Company’s business, reputation, results of operations, financial condition and prospects. On June 14, 2021, Royal Philips (“Philips”) initiated a voluntary recall notification with the U.S. Food and Drug Administration (“FDA”) for certain Philips BiPAP (bi-level positive airway pressure) and CPAP (continuous positive airway pressure) and mechanical ventilator devices that the Company distributes and sells. Philips initiated this recall to address potential health risks related to the polyester-based polyurethane (“PE-PUR”) sound abatement foam component in these devices. To date, Philips has produced millions of BiPAP and CPAP devices and ventilators using the PE-PUR sound abatement foam. Despite a complaint rate of 0.03% in 2020, Philips determined based on testing that there are possible health risks to users of the devices related to this type of foam, including that the foam may degrade into particles that may be ingested or inhaled by the user, and that the foam may off-gas certain chemicals. According to Philips, the potential risks of particulate exposure include headache, irritation, inflammation, respiratory issues, and possible toxic and carcinogenic effects, and the potential health risks of chemical exposure due to off-gassing include headache, irritation, hypersensitivity, nausea/vomiting, and possible toxic and carcinogenic effects.

Philips has stated that it (i) is providing the relevant regulatory agencies with required information related to the launch and implementation of the projected correction, (ii) will replace the current sound abatement foam with a new material, (iii) has already begun the preparations, which include obtaining the relevant regulatory clearances, and (iv) aims to address all affected devices in scope of this correction as expeditiously as possible. While Philips produces alternative CPAP devices and ventilators that are not impacted by the recall, these alternative CPAP devices and ventilators are being used to replace recalled CPAP devices and ventilators rather than be sold to suppliers for placement with newly diagnosed patients. Depending on the time it takes for the FDA and Philips to resolve the issue, potential delays and shortages of BiPAP and CPAP devices and ventilators may occur in the industry in which the Company operates, which could have a significant negative impact on the Company’s business, reputation, results of operations, financial condition and prospects if it is unable to procure replacement products at a reasonable cost on a timely basis or at all.

Additionally, the Company does not currently know the full scope of potential risks that may arise as a result of the recall and replacement of BiPAP and CPAP and mechanical ventilator devices described above. Due to the volume of the Company’s patients currently using, or who in the past have used, the BiPAP and CPAP and mechanical ventilator devices affected by the recall described above as well as future users of any replacement devices, any litigation, class action or governmental enforcement actions (including, but not limited to, claims relating to product liability, negligence, patient harm including claims for personal injury or wrongful death, consumer protection, or fraud, overpayment or improper billing for services and products affected by the recall or replacement) that may involve the Company could have a significant negative impact on the Company’s business, reputation, results of operations, financial condition and prospects. In general, the reporting of product defects or voluntary recalls to the FDA or analogous regulatory bodies outside the United States could result in manufacturing audits, inspections and broader recalls or other disruptions to the Company and/or its suppliers’ businesses. The recall described above and future recalls, whether voluntary or required, could result in significant costs to the Company and significant adverse publicity, which could harm the Company’s ability to market its products in the future.

Risks of Litigation and Governmental Proceedings

The Company is, and in the future may be, subject to legal and governmental proceedings and claims. The parties in such legal actions may seek amounts from us that may not be covered in whole or in part by insurance. Defending against such legal actions could result in significant costs and could require a substantial amount of time and effort by the Company’s management team. The Company cannot predict the outcome of litigation or governmental proceedings to which it is a party or whether it will be subject to future legal actions. As a result, the potential costs associated with legal actions against the Company could adversely affect its business, financial condition, results of operations, cash flows or prospects.

Forward-Looking Statements May Prove to be Inaccurate

Readers are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this AIF and in certain of the documents incorporated by reference herein under the heading “Caution Regarding Forward-Looking Statements”.

DIVIDENDS

As of the date of this AIF, the Company has not paid any dividends and has no current intention to declare dividends on the Common Shares in the foreseeable future. Any decision to pay dividends on the Common Shares in the future will be at the discretion of the Board and will depend on, among other things, the Company’s results of operations, contractual restrictions, capital requirements, business prospects and other factors that the Board may consider relevant.

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of first preferred shares (each, a “First Preferred Share”) without par value, and an unlimited number of second preferred shares (each, a “Second Preferred Share”) without par value.

Common Shares

As of September 30, 2022, there were 35,605,280 Common Shares issued and outstanding as fully paid and non-assessable. As of the date hereof, there are 35,605,280 Common Shares issued and outstanding as fully paid and non-assessable.

All of the Common Shares are of the same class and, once issued, rank equally as to dividends, voting powers and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The issued Common Shares are not subject to call or assessment by the Company nor are there any pre-emptive, conversion, exchange, redemption or retraction rights attaching to the Common Shares.

All registered holders of Common Shares are entitled to receive notice of any general or special meeting to be convened by the Company. At any general or special meeting, subject to the restrictions on joint registered owners of Common

Shares, each holder of Common Shares is entitled to one vote per share of which it is the registered owner and may exercise such votes either in person or by proxy. Otherwise, on a show of hands every Shareholder who is present in person and entitled to vote will have one vote, and on a poll every Shareholder has one vote for each Common Share of which it is the registered owner. The Company’s articles provide that the rights and provisions attached to any class of shares, in which shares are issued, may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

Preferred Shares

As of September 30, 2022, and as of the date hereof, there were no First Preferred Shares or Second Preferred Shares issued and outstanding.

The First Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company or for the purpose of winding–up its affairs, rank on parity with the First Preferred Shares of every other series and be entitled to preference over the Second Preferred Shares of every other series and the Common Shares of the Company. The Second Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company or for the purpose of winding–up its affairs, rank on parity with the Second Preferred Shares of every other series and be entitled to preference over the Common Shares of the Company.

Equity Incentive Awards

On March 25, 2021, the directors of the Company approved the 2021 Equity Incentive Plan of the Company (the “Omnibus Plan”), which became effective upon approval by the shareholders of the Company at the annual and special meeting (the “Meeting”) held on May 3, 2021 (the “Effective Date”), pursuant to which the Company is able to issue share-based long-term incentives. The Omnibus Plan is intended to replace the Company’s amended and restated fixed number stock option plan (and its predecessors) (the “2019 Option Plan”) and its restricted share unit and deferred share unit plan (the “2017 RSU/DSU Plan”, and together with the 2019 Option Plan, the “Predecessor Plans”).

All directors, officers, employees and consultants of the Company and/or its affiliates (“Participants”) are eligible to receive Awards (as such term is defined below) under the Omnibus Plan, subject to the terms of the Omnibus Plan. Awards include Common Share purchase options (“Options”), stock appreciation rights (“Stock Appreciation Rights”), restricted share awards (“Restricted Share Awards”), Restricted Share Units (“RSUs”), performance shares (“Performance Shares”), performance units (“Performance Units”), cash-based awards (“Cash-Based Awards”) and other share-based awards (collectively, the “Awards”), under the Omnibus Plan.

The Omnibus Plan serves several purposes for the Company. One purpose is to advance the interests of the Company by developing the interests of Participants in the growth and development of the Company by providing such persons with the opportunity to acquire a proprietary interest in the Company. All Participants are considered eligible to be selected to receive an Award under the Omnibus Plan. Another purpose is to attract and retain key talent and valuable personnel, who are necessary to the Company’s success and reputation, with a competitive compensation mechanism. Finally, the Omnibus Plan will align the interests of Participants with those of shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to shareholders and long-term growth.

With the adoption of the Omnibus Plan, the main components of the Company’s compensation program will be as follows : (i) base salary (fixed cash amount), (ii) short-term performance incentives (variable cash bonuses), and (iii) a broad range of long-term “at risk” equity-based incentives under the Omnibus Plan.

The Omnibus Plan is administered by the Board or, if applicable, a committee of the Board.

The maximum number of Common Shares available and reserved for issuance, at any time, under the Omnibus Plan, together with any other security-based compensation arrangements adopted by the Company, including the Predecessor Plans, may not exceed 6,126,698 Common Shares, being twenty percent (20%) of the issued and outstanding Common Shares on the Effective Date. The maximum amount of the foregoing Common Shares that may be awarded under the Omnibus Plan as “Incentive Stock Options” (as defined in the Omnibus Plan), shall be equal to the number of Common

Shares reserved for issuance under the Omnibus Plan, namely, 20% of the issued and outstanding Common Shares on the Effective Date.

The number of Common Shares issuable to insiders, at any time, under all security based compensation arrangements of the Company, may not exceed 10% of the Company’s issued and outstanding Common Shares as of the date of the grant or issuance, as applicable; and the number of Common Shares issued to insiders within any one-year period, under all security based compensation arrangements of the Company, may not exceed 10% of the Company’s issued and outstanding Common Shares. The maximum aggregate number of Common Shares that are issuable pursuant to Awards issued or granted, as applicable, to any one Participant under the Omnibus Plan, together with all other share based compensation, granted or issued in any 12 month period to any one Participant must not exceed 5% of the Common Shares, calculated as at the date any Award is granted or issued to the Participant (unless the Company has obtained the requisite disinterested shareholder approval). The aggregate number of Options which may be granted to any one Participant that is a consultant of the Company in any 12 month period must not exceed 2% of the issued Common Shares of the Company calculated at the first such grant date. In addition, the aggregate number of Options granted to all persons retained to provide investor relations activities must not exceed 2% of the issued Common Shares of the Company in any 12 month period calculated at the first such grant date (and including any Participant that performs investor relations activities and/or whose role or duties primarily consist of investor relations activities) and any such Options granted to any person retained to provide investor relations activities must vest in a period of not less than 12 months from the date of grant of the Award and with no more than 25% of the Options vesting in any three month period notwithstanding any other provision of the Omnibus Plan.

The amount of Awards granted to a non-employee director, within a calendar year period, pursuant to the Omnibus Plan shall not exceed US$750,000 in value of the aggregate of Common Share and cash Awards. The Omnibus Plan does not otherwise provide for a maximum number of Common Shares which may be issued to an individual pursuant to the Omnibus Plan and any other share compensation arrangement (expressed as a percentage or otherwise).

Cessation of Service and Transferability

The Board may provide the circumstances in which Awards shall be exercised, vested, paid or forfeited in the event a Participant ceases to provide service to the Corporation or any affiliate prior to the end of a performance period or exercise or settlement of such Award. Any Awards granted must expire within a reasonable period, not exceeding 12 months, following the date a Participant ceases to be an eligible Participant under the Omnibus Plan.

Subject to limited exceptions in the Omnibus Plan for certain Awards, an Award may be assignable or transferable by a Participant only by will or by the laws of descent and distribution following the death of the Participant.

Adjustments and Change in Control

In the event of any stock dividend or extraordinary cash dividend, stock split, reverse stock split, recapitalization, combination, reclassification or similar change in the capital structure of the Corporation, appropriate adjustments shall, subject to the prior acceptance of the Exchange other than in respect of a stock split or reverse stock split, be made in the number and class of Common Shares subject to the Omnibus Plan and to any outstanding Awards, and in the exercise price per share of any outstanding Awards.

In the event of a Change in Control, the surviving, continuing, successor or purchasing entity or its parent may, without the consent of any Participant, and subject to the prior acceptance of the Exchange, either assume or continue outstanding awards or substitute substantially equivalent awards for its shares. If so determined by the Board, share-based Awards will be deemed assumed if, for each share subject to the award prior to the Change in Control, its holder is given the right to receive the same amount of consideration that a shareholder would receive as a result of the Change in Control. Any awards that are not assumed or continued in connection with a Change in Control or exercised or settled prior to the Change in Control will terminate effective as of the time of the Change in Control.

Subject to the restrictions of Section 409A of the United States Internal Revenue Code (the “Code”), the Board may provide for the acceleration of vesting or settlement of any or all outstanding awards upon such terms and to such extent as it determines. The vesting of all awards held by non-employee directors will be accelerated in full upon a Change in Control.

The Omnibus Plan also authorizes the Board in its discretion and without the consent of any Participant, to cancel each or any award denominated in shares upon a Change in Control in exchange for a payment to the Participant with respect each vested share (and each unvested share if so determined) subject to the cancelled award of an amount equal to the excess of the consideration to be paid per common share in the Change in Control transaction over the exercise or purchase price per share, if any, under the award.

Subject to the restrictions of Section 409A of the Code, the Board may provide for the acceleration of vesting or settlement of any or all outstanding awards in connection with a Change in Control upon such conditions, including termination of the Participant’s service prior to, upon, or following the Change in Control, and to such extent as the Board determines.

Amendment Provision

The Board may amend, suspend or terminate the Omnibus Plan at any time. However, without the approval of the Corporation’s shareholders and, if required pursuant to Policy 4.4 – Incentive Stock Options “Policy 4.4” of the Exchange as amended from time to time, the acceptance of the Exchange, there shall be (a) no increase in the maximum aggregate number of Common Shares that may be issued under the Omnibus Plan, subject to certain exceptions as set out in the Omnibus Plan, (b) no change in the class of persons eligible to receive Awards, (c) the limits on the amount of Awards that may be granted to any one person or any category of Participant; (d) the method of determining the exercise price of Options; (e) the maximum term of Options; (f) the expiry and termination provisions applicable to Options; and (g) no other amendment of the Omnibus Plan that would require approval of the Corporation’s shareholders under any applicable law, including the rules of any stock exchange or quotation system upon which the Common Shares may then be listed or quoted. In addition, without the approval of the Corporation’s disinterested shareholders, (a) the exercise price of an Option shall not be reduced, and (b) the term of an Option held by an insider at the time of the proposed amendment shall not be extended. Notwithstanding the foregoing, the following types of amendments will not be subject to shareholder approval: (a) amendments to fix typographical errors; and (b) amendments to clarify existing provisions of the Omnibus Plan that do not have the effect of altering the scope, nature and intent of such provisions. No amendment, suspension or termination of the Omnibus Plan shall affect any then outstanding Award unless expressly provided by the Board. Except as provided by the next sentence, no amendment, suspension or termination of the Omnibus Plan may have a materially adverse effect on any then outstanding Award without the consent of the Participant.

Notwithstanding any other provision of the Omnibus Plan or any Award agreement to the contrary, the Board may, in its sole and absolute discretion and without the consent of any Participant, amend the Plan or any Award agreement, to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Plan or such Award agreement to any present or future applicable law, including, but not limited to, Section 409A of the Code.

Dividends

Any dividends or dividend equivalents payable in connection with a full value award will be subject to the same restrictions as the underlying award and will not be paid until and unless such award vests. Participants holding Restricted Share Awards will have the right to vote the Common Shares and to receive any dividends or other distributions paid in cash or Common Shares, subject to the same vesting conditions as the original Award. For clarity, during any period in which shares acquired pursuant to a Restricted Share Award remain subject to vesting conditions, the Participant shall not have the right to exercise any voting rights in respect of such Restricted Share Award. In the event that there are not a sufficient number of Common Shares reserved for issuance under the Omnibus Plan to satisfy any dividends in respect of any applicable Awards, the Corporation shall be permitted to satisfy any such dividends in cash.

Participants have no rights to receive cash dividends with respect to Restricted Share Units until Common Shares are issued in settlement of such Awards. However, the Board may grant Restricted Share Units that entitle their holders to dividend equivalent rights, which are rights to receive cash or additional Restricted Share Units whose value is equal to any cash dividends the Company pays. Dividend equivalent rights will be subject to the same vesting conditions and settlement terms as the original Award. In its discretion, the Board may provide for a Participant awarded Performance Shares to receive dividend equivalent rights with respect to cash dividends paid on the Common Shares to the extent that the Performance Shares become vested. The Board may grant dividend equivalent rights with respect to other share-based Awards that will be subject to the same vesting conditions and settlement terms as the original Award.

Options

The Omnibus Plan replaced the 2019 Option Plan. Options under the Omnibus Plan include Nonstatutory Stock Options and Incentive Stock Options.

The exercise price for each Option shall be established in the discretion of the Board; provided, however, that (a) the exercise price per share shall be not less than the Fair Market Value (as defined in the Omnibus Plan) of a Common Share on the effective date of grant of the Option; and (b) no Incentive Stock Option granted to a Ten Percent Owner (as defined in the Omnibus Plan) shall have an exercise price per share less than one hundred ten percent (110%) of the Fair Market Value of a Common Share on the effective date of grant of the Option. With the approval of the Board, a Participant may elect to exercise an Option, in whole or in part, on a ‘cashless exercise’ (“Cashless Exercise”) basis or a ‘net exercise’ (“Net Exercise”) basis. In connection with a Cashless Exercise of Options, a brokerage firm will loan money to a Participant to purchase Common Shares underlying the Options and will sell a sufficient number of Common Shares to cover the exercise price of the Options in order to repay the loan made to the Participant and the Participant retains the balance of the Common Shares. In connection with a Net Exercise of Options, a Participant would receive Common Shares equal in value to the difference between the Option price and the fair market value of the Common Shares on the date of exercise, computed in accordance with the Omnibus Plan.

The term of each Option shall be fixed by the Board but shall not exceed 10 years from the date of grant thereof, subject to certain limited exceptions. Notwithstanding the foregoing, should the expiration date for an Option held by a Participant who is a resident of Canada fall within a Black-Out Period (as defined in the Omnibus Plan), such expiration date shall be automatically extended without any further act or formality to that date which is the 10th business day after the end of the Black-Out Period.

Unless the Board decides otherwise, Options granted under Omnibus Plan will expire at the earliest of: (i) the expiry date; (ii) one year after termination due to disability of the Participant or after the Participant’s death; (iii) in the case of a termination for cause, immediately upon such termination of service or act; and (iv) 30 days after termination without cause or termination for any other reason.

Incentive Stock Options may only be granted to employees. To the extent Options designated as Incentive Stock Options become exercisable for the first time during any calendar year for Common Shares having an aggregate fair market value greater than $100,000, the portion of such Options which exceeds such amount shall be treated as Nonstatutory Stock Options. Incentive Stock Options are subject to additional requirements and restrictions as provided in the Omnibus Plan and as required by the Code.

Stock Appreciation Rights

The Board may grant Stock Appreciation Rights either in tandem with a related option (a “Tandem SAR”) or independently of any option (a “Freestanding SAR”). A Tandem SAR requires the option holder to elect between the exercise of the underlying option for Common Shares or the surrender of the option and the exercise of the related Stock Appreciation Right. A Tandem SAR is exercisable only at the time and only to the extent that the related stock option is exercisable, while a Freestanding SAR is exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Board. The exercise price for each Stock Appreciation Right shall be established in the discretion of the Board; provided, however, that the exercise price per share subject to a Tandem SAR shall be the exercise price per share under the related Option, and the exercise price per share subject to a Freestanding SAR shall be not less than the Fair Market Value of a Common Share on the effective date of grant of the Stock Appreciation Right.

Upon the exercise of any Stock Appreciation Right, the Participant is entitled to receive an amount equal to the excess of the fair market value of the underlying Common Shares as to which the right is exercised over the aggregate exercise price for such shares. Payment of this amount upon the exercise of a Tandem SAR may be made only in Common Shares whose fair market value on the exercise date equals the payment amount. At the Board’s discretion, payment of this amount upon the exercise of a Freestanding SAR may be made in cash or Common Shares. The maximum term of any Stock Appreciation Right granted under the Omnibus Plan is ten years.

Stock Appreciation Rights are generally nontransferable by the Participant other than by will or by the laws of descent and distribution, and are generally exercisable during the Participant’s lifetime only by the participant. If permitted by the Board, a Tandem SAR related to a nonstatutory stock option and a Freestanding SAR may be assigned or transferred to certain family members or trusts for their benefit to the extent permitted by the Board. Other terms of  Stock Appreciation Rights are generally similar to the terms of comparable Options.

Other Stock-Based Awards

Under the Omnibus Plan, the Board may grant other stock-based Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise related to, Common Shares, as deemed by the Board to be consistent with the purposes of the Omnibus Plan and the goals of the Company, including, without limitation, RSUs, Stock Appreciation Rights, and phantom awards. Stock Appreciation Rights are subject to the same requirements as Nonstatutory Options.

Other stock-based Awards may be settled in Common Shares, cash or a combination thereof.

Performance Shares and/or Performance Units (each, a “Performance Award”) may be granted by the Board in its sole discretion awarding cash or Common Shares (including Restricted Stock) or a combination thereof based upon the achievement of goals as determined by the Board. Types of other stock-based Awards or Performance Awards include, without limitation, purchase rights, phantom stock, Stock Appreciation Rights, RSUs, performance units, Restricted Stock or Common Shares subject to performance goals, Common Shares awarded that are not subject to any restrictions or conditions, convertible or exchangeable debentures related to Common Shares, other rights convertible into Common Shares, Awards valued by reference to the value of Common Shares or the performance of the Company or a specified subsidiary, affiliate division or department, Awards based upon performance goals established by the Board and settlement in cancellation of rights of any person with a vested interest in any other plan, fund, program or arrangement that is or was sponsored, maintained or participated in by the Company or any subsidiary.

In its discretion, the Board may specify such criteria, periods or performance goals for vesting in the foregoing stock-based Awards or Performance Awards and/or payment thereof to Participants as it shall determine; and the extent to which such criteria, periods or goals have been met shall be determined by the Board. All terms and conditions of such stock-based Awards and Performance Awards shall be determined by the Board and set forth in the applicable Award agreement.

Restricted Share Awards

The Omnibus Plan provides the Board with additional equity-based compensation alternatives in the form of Restricted Share Awards. The Board may grant restricted share awards under the Omnibus Plan either in the form of a restricted share purchase right, giving a participant an immediate right to purchase Common Shares, or in the form of a restricted share bonus, in which Common Shares are issued in consideration for services to the Company rendered by the Participant. The Board determines the purchase price payable under Restricted Share Awards, which may be less than the then current Fair Market Value of the Common Shares but not less than the Discounted Market Price (as such term is defined in the policies of the TSXV). Restricted Share Awards may be subject to vesting conditions based on such service or performance criteria as the Board specifies, including the attainment of one or more performance goals. Common Shares acquired pursuant to a Restricted Share Award may not be transferred by the participant until vested. Unless otherwise provided by the Board, a Participant will forfeit any restricted shares as to which the vesting restrictions have not lapsed prior to the Participant’s termination of service. Participants holding restricted shares will have the right to vote the shares and to receive any dividends or other distributions paid in cash or shares, subject to the same vesting conditions as the original Award.

Restricted Share Units

The Board may grant Restricted Share Units under the Omnibus Plan, which represent rights to receive Common Shares on a future date determined in accordance with the Participant’s award agreement. No monetary payment is required for receipt of Restricted Share Units or the Common Shares issued in settlement of the award, the consideration for which is furnished in the form of the Participant’s services to the Company. The Board may grant Restricted Share Unit awards subject to the attainment of one or more performance goals similar to those described below in connection with Performance Awards, or may make the awards subject to vesting conditions similar to those applicable to restricted share awards. Restricted Share Units may not be transferred by the Participant. Unless otherwise provided by the Board, a

Participant will forfeit any Restricted Share Units which have not vested prior to the Participant’s termination of service. Participants have no voting rights or rights to receive cash dividends with respect to Restricted Share Unit awards until Common Shares are issued in settlement of such awards. However, the Board may grant Restricted Share Units that entitle their holders to dividend equivalent rights, which are rights to receive cash or additional restricted share units whose value is equal to any cash dividends the Company pays. Dividend equivalent rights will be subject to the same vesting conditions and settlement terms as the original award.  In the event that there are not a sufficient number of Common Shares reserved for issuance under the Omnibus Plan to satisfy any dividend equivalent rights in respect of such Restricted Share Units, the Company shall be permitted to satisfy any such dividends in cash.

Performance Awards

The Board may grant Performance Awards subject to such conditions and the attainment of such performance goals over such periods as the Board determines in writing and sets forth in a written agreement between the Company and the Participant. These awards may be designated as Performance Shares or Performance Units, which consist of unfunded bookkeeping entries generally having initial values equal to the Fair Market Value determined on the grant date of a Common Shares in the case of Performance Shares and a monetary value established by the Board at the time of grant in the case of Performance Units. Performance Awards will specify a predetermined amount of Performance Shares or Performance Units that may be earned by the Participant to the extent that one or more performance goals are attained within a predetermined performance period. To the extent earned, Performance Awards may be settled in cash, Common Shares (including restricted shares that are subject to additional vesting) or any combination of these.

Performance goals will be based on the attainment of specified target levels with respect to one or more measures of business or financial performance of the Company and each subsidiary corporation consolidated with the Company for financial reporting purposes, or such division or business unit of the Company as may be selected by the Board. The Board, in its discretion, may base performance goals on one or more of the following such measures (or any other metric or goals the Board may determine): revenue; sales; expenses; operating income; gross margin; operating margin; earnings before any one or more of: share-based compensation expense, interest, taxes, depreciation and amortization; pre-tax profit; adjusted pre-tax profit; net operating income; net income; economic value added; free cash flow; operating cash flow; balance of cash, cash equivalents and marketable securities; share price; earnings per share; return on shareholder equity; return on capital; return on assets; return on investment; total shareholder return, employee satisfaction; employee retention; market share; customer satisfaction; product development; research and development expense; completion of an identified special project, completion of a joint venture or other corporate transaction, and personal performance objectives established for an individual Participant or group of Participants.

The target levels with respect to these performance measures may be expressed on an absolute basis or relative to an index, budget or other standard specified by the Board. The degree of attainment of performance measures will be calculated in accordance with the Corporation’s financial statements, generally accepted accounting principles, if applicable, or other methodology established by the Board, but prior to the accrual or payment of any Performance Award for the same performance period, and, according to criteria established by the Board, excluding the effect (whether positive or negative) of changes in accounting standards or any unusual or infrequently occurring event or transaction occurring after the establishment of the performance goals applicable to a Performance Award.

Following completion of the applicable performance period, the Board will determine the extent to which the applicable performance goals have been attained and the resulting value to be paid to the Participant. The Board may make positive or negative adjustments to Performance Award payments to reflect an individual’s job performance or other factors determined by the  Board. In its discretion, the Board may provide for a Participant awarded Performance Shares to receive dividend equivalent rights with respect to cash dividends paid on the Common Shares to the extent that the Performance Shares become vested. The Board may provide for Performance Award payments in lump sums or installments.

Unless otherwise provided by the Board, if a Participant’s service terminates due to the Participant’s death or disability prior to completion of the applicable performance period, the final award value will be determined at the end of the performance period on the basis of the performance goals attained during the entire performance period but will be prorated for the number of days of the Participant’s service during the performance period. The Board may provide similar treatment for a Participant whose service is involuntarily terminated. If a Participant’s service terminates prior to completion of the applicable performance period for any other reason, the Omnibus Plan provides that the Performance Award will be forfeited. No Performance Award may be sold or transferred other than by will or the laws of descent and distribution prior to the end of the applicable performance period.

Cash-Based Awards and Other Share-Based Awards

The Board may grant Cash-Based Awards or other share-based Awards in such amounts and subject to such terms and conditions as the Board determines. Cash-Based Awards will specify a monetary payment or range of payments, while other share-based Awards will specify a number of shares or units based on shares or other equity-related Awards. Such Awards may be subject to vesting conditions based on continued performance of service or subject to the attainment of one or more performance goals similar to those described above in connection with performance awards. Settlement of Awards may be in cash or Common Shares, as determined by the Board. A Participant will have no voting rights with respect to any such Award unless and until shares are issued pursuant to the Award. The Board may grant dividend equivalent rights with respect to other share-based Awards that will be subject to the same vesting conditions and settlement terms as the original Award. The effect on such Awards of the Participant’s termination of service will be determined by the Board and set forth in the Participant’s Award agreement.

The summary above of the material terms of the Omnibus Plan and each of the Predecessor Plans is qualified in its entirety by reference to the full text thereof, a copy of each of which is available under the Company’s profile on SEDAR at www.sedar.com.

MARKET FOR SECURITIES

Trading Price and Volume

Common Shares

The Common Shares are listed and posted for trading on the TSX-V under the symbol “QIPT”. The following table sets out the monthly market price range and trading volume of the Common Shares on the TSX-V during the year ended September 30, 2022.

Month(1)	High (C$)	Low (C$)	Total Volume
September 2022	5.99	5.33	423,000
August 2022	6.51	5.50	887,400
July 2022	7.40	6.24	2,229,400
June 2022	7.19	5.86	1,145,700
May 2022	6.78	5.66	482,300
April 2022	6.26	5.21	600,500
March 2022	6.51	5.35	630,900
February 2022	6.11	5.14	934,000
January 2022	7.40	5.78	970,300
December 2021	7.63	6.30	2,439,300
November 2021	8.02	6.70	1,129,300
October 2021	8.87	6.35	1,736,300

Notes:

(1)	Source: TMX Money.

The price of the Common Shares as quoted by the TSX-V at the close of business on September 30, 2022, being the last trading day of the year ended September 30, 2022, was C$5.70 and close of business on December 22, 2022 which was the last trading day preceding the date of this AIF, was C$6.31.

The 2019 Debentures were listed and posted for trading on the TSX-V under the symbol “QIPT.DB.A” until they were subject to Conversion on September 8, 2022. The following table sets out the monthly market price range and trading volume of the 2019 Debentures on the TSX-V during the year ended September 30, 2022.

Month(1)	High (C$)	Low (C$)	Total Volume
September 2022(2)	123.90	123.90	50
August 2022	128.89	120.76	240
July 2022	120.76	120.76	10
June 2022(3)	—	—	—
May 2022	122.79	118.36	60
April 2022	124.00	110.01	160
March 2022	124.00	124.00	20
February 2022	144.16	124.00	180
January 2022	144.88	140.00	580
December 2021	158.99	130.00	350
November 2021	155.10	142.13	120
October 2021	151.98	150.00	200

Notes:

(1)	Source: TMX Money.
(2)	All outstanding 2019 Debentures were subject to Conversion on September 8, 2022.
(3)	There was no trading in June 2022.

Prior Issuances of Unlisted Securities

Since the beginning of the most recently completed financial year, the Company has not issued any securities that are not listed or quoted on a marketplace, other than pursuant to the terms of the Omnibus Plan.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The Company does not have securities that are held in escrow or that are subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding (as of the date hereof)

Name, Province or State and Country of Residence and Position(4)	Director or Officer Since(3)	Principal Occupations During Past Five Years(1)
Gregory Crawford Chief Executive Officer and Director Fort Thomas, Kentucky, USA	December 21, 2017

President, Chief Executive Officer of the Company since December 21, 2017. Chief Operating Officer of the Company from April 19, 2016 to December 21, 2017. President and Chief Executive Officer of Patient-Aids from 2004 to October 2015, when Patient-Aids was acquired by the Company.

Mark Greenberg(2) Director Cincinnati, Ohio, USA	December 21, 2017	Managing Partner of Silverstone Capital Advisors since March 2009. Managing Partner of Ludlow, Ward & Greenberg Capital Partners from 2005-2009.

Name, Province or State and Country of Residence and Position(4)	Director or Officer Since(3)	Principal Occupations During Past Five Years(1)
Brian Wessel(2) Director San Antonio, Texas, USA	February 2, 2022	Retired partner from Ernst & Young, LLP, serving from January 1988 until July 2021.(5)
Dr. Kevin A. Carter(2) Director Bellbrook, Ohio, USA	December 7, 2020

Partner/Physician/Director of Providence Medical Group since June 2014. Medical Director of the Kettering Health Network Sleep Disorder Centers since January 2016. Medical Director at the Englewood Sleep Center since October 2020. Veteran Affairs of Dayton physician since February 2020

Hardik Mehta Chief Financial Officer Mason, Ohio, USA	February 15, 2018

Chief Financial Officer of the Company since February 2018. Prior to being appointed CFO, Mr. Mehta worked as a finance professional and an investment banker at investment banking and advisory firm, Silverstone Capital Advisors from 2009 to 2018.

Robbie Grossman Corporate Secretary Toronto, Ontario, Canada	January 30, 2012	Corporate finance, M&A and securities lawyer at DLA Piper (Canada) LLP since March 2018, at McMillan LLP from September 2013 to March 2018.

Notes:

(1)	The information as to place of residence and principal occupation has been confirmed by the respective directors and officers individually.
(2)	Member of the Audit Committee.
(3)

Each director will hold office until his re-election or replacement at the next annual meeting of the shareholders unless he resigns his duties or his office becomes vacant following his death, dismissal or any other cause prior to such meeting.

(4)	The term of office of the officers expires at the discretion of the Board.
(5)	Mr. Wessel has not held any principal occupations, businesses or employment within the five preceding years other than as noted above.

As at the date hereof, the directors and officers of the Company, as a group, beneficially own, or control or direct, directly or indirectly, 1,342,298 Common Shares representing approximately 3.8% of the outstanding Common Shares before giving effect to the exercise of convertible securities held by such directors and executive officers (4,134,388 Common Shares representing approximately 10.36% of the outstanding the Common Shares, on a partially diluted basis). The statement as to the number of the Common Shares beneficially owned, or over which a director or executive officer exercises control or direction, directly or indirectly, not being within the knowledge of the Company, has been furnished by the directors and executive officers.

Biographical Information

Gregory Crawford, Chief Executive Officer and Director

Mr. Crawford has been the President and Chief Executive Officer of the Company since December 21, 2017. Mr. Crawford joined the Company through the Company’s acquisition of Patient-Aids. in October of 2015. In April of 2016, Mr. Crawford became the Company’s Chief Operating Officer. Mr. Crawford began his career at Patient-Aids in 1994, becoming a partner 3-years later and Patient-Aids’ sole owner by 2004. Under Mr. Crawford’s ownership, Patient-Aids grew at an annual rate of 25%, and from 2013 through 2015 more than doubled its revenue and quadrupled its earnings as it acquired and successfully integrated five home medical equipment businesses. Since 1982, Patient-Aids has been the dominant HME business in its region. Their product lines and services focus on treating patients with chronic respiratory conditions, mobility conditions, and patients requiring traditional durable medical home-based equipment.

Mark Greenberg, Director

Mr. Greenberg is Managing Partner and Founder of Silverstone Capital Advisors and brings more than 30-years of senior executive operating and transaction expertise and experience. He has been a senior executive and operating president of units in Fortune 500 companies and a CEO and Chairman of middle market and high growth, venture capital-backed companies, as well as an investment banker and restructuring and financial advisor serving middle market and financial institution clients nationwide. As a principal investor, advisor, investment banker and transaction team member Mark has participated in more than 150 M&A and capital sourcing transactions. These have included transactions involving units of Fortune 1000 companies, middle market companies and high growth venture funded businesses.

Brian Wessel, Director

Mr. Wessel is a senior business executive with over 34 years of global client service, operational and financial expertise. As a former senior partner at Ernst & Young, LLP (“EY”), Mr. Wessel provided audit and advisory services to public, private, and private-equity-owned companies across multiple industry sectors. Additionally, Mr. Wessel led EY’s Capital Markets practice group in Mexico overseeing various foreign private issuers listed on the U.S., European and Japanese stock exchanges. Brian has a compelling executive track record of successfully leading through complex business transactions and advising companies on accounting, auditing and financial reporting matters. Mr. Wessel adds significant knowledge and practical experience in complex accounting and financial reporting matters, SEC registration statements, business combinations, audits of internal control over financial reporting and carve-out audits. Furthermore, Mr. Wessel has deep experience with various types of transactions including business acquisitions and divestitures.

Prior to retiring from EY in 2021, Mr. Wessel served in a variety of leadership roles during the transformation and growth of EY into a $37 billion professional services firm that has been recognized on Fortune 100 Best Companies to Work For® list for over 20 years in a row. With extensive international experience working with various multinational corporations and living in the U.S., Latin America and Australia, Mr. Wessel has a deep understanding of cultural diversity and how to cultivate international business relationships and empower teams.

Brian is a graduate of Bellarmine University in Louisville, Kentucky, receiving his BA in Accounting. Mr. Wessel holds his CPA certification in Kentucky and Texas.

Dr. Kevin A. Carter, Director

Kevin A. Carter, DO, FAASM, is Board Certified in Sleep Medicine by the American Board of Family Medicine; he is also Board Certified in Family Medicine. Dr. Carter formerly served as Medical Director at the Martin Army Sleep Medicine Center at Fort Benning, Georgia. Prior to his appointment as director of the Company, he served as a United States Army Field Surgeon, with service including deployment in Iraq. Currently, through the Carter Sleep Center, he offers full-spectrum sleep medicine evaluations, diagnosis, and treatments. Dr. Carter holds the degree of Fellow by the American Academy of Sleep Medicine, a recognition that he has met the highest standards in the practice of sleep medicine.

Dr. Carter is a graduate of the Ohio University Heritage College of Osteopathic Medicine. He completed a Family Medicine residency at DeWitt Army Community Hospital and Sleep Medicine fellowship at Walter Reed Army Medical Center. He is also an active member of both the American Academy of Sleep Medicine and the American Academy of Family Physicians.

Hardik Mehta, Chief Financial Officer

Mr. Mehta joined the Company as Chief Financial Officer in February 2018. Prior to becoming CFO, Mr. Mehta worked as a finance professional and an investment banker at investment banking and advisory firm, Silverstone Capital Advisors for nearly ten years. Mr. Mehta has significant acquisition, transaction finance, accounting and negotiating experience. Mr. Mehta has been an advisor on more than 30 M&A and funding transactions, including buy-side transactions, in which he oversaw quality of earnings analysis, due diligence and post-transaction integration planning. Additionally, Mr. Mehta has developed a deep understanding and has mastered both financial and operational aspects of the HME/DME industry. He has also worked on multiple M&A transactions in these industries.

Mr. Mehta has extensive experience in capital markets and excels in financial planning and analysis. He holds an undergraduate degree in engineering and a MBA in finance from the Lindner Graduate School of Business at the University of Cincinnati.

Robbie Grossman, Corporate Secretary

Mr. Grossman has a cross border securities, M&A and corporate finance practice underscored by deep experience in acting for emerging issuers and public companies. Robbie acts for issuers and dealers on public offerings, private placements, exchange listings, reverse takeovers, mergers and acquisitions, restructurings and continuous disclosure obligations for public companies, across a wide variety of industries and business sectors. He has been with DLA Piper (Canada) LLP since March 2018, and previously was at McMillan LLP from September 2013 to March 2018 and at Garfinkle Biderman LLP from February 2004 to September 2013. Mr. Grossman has been, and currently is, an officer and director of several publicly traded companies. Robbie Grossman holds a LL.B. from the University of Windsor and a B.A. (Political Science) from Concordia University, and he was called to the Ontario bar in 2002.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of the Company’s knowledge, no director or executive officer of the Company is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that was: (i) subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) subject to such an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as noted below, to the best of the Company’s knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (i) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Robbie Grossman was the Assistant Secretary of RedWater Energy Corp. until May 2015 which was subject to (a) a cease trade order in May 2015 for failure to file annual audited financial statements, management’s discussion and analysis, and certifications, for the year ended December 31, 2014, (b) a court ordered receiver in May 2015, and (c) a bankruptcy order October 28, 2015.

To the best of the Company’s knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among the Company and any director or officer of the Company, except that certain of the directors, officers and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director, officer, promoter or member of management of such other companies. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting in any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the BCBCA or other applicable corporate legislation. See “Risk Factors - Conflicts of Interest”.

The Company has six market rate leases for office, warehouse, and retail space with a rental company affiliated with Gregory Crawford, the President and Chief Executive Officer of the Company, the majority of which were entered into in 2015. See “Interest of Management and Others in Material Transactions” for additional details.

Advance Notice Provisions

The Company’s Articles provide for advance notice of nominations of directors of the Company which require that advance notice be provided to the Company in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a requisition of a meeting of shareholders made pursuant to the provisions of the BCBCA; or (ii) a shareholder proposal made pursuant to the provisions of the BCBCA. A copy of the Articles is available under the Company’s profile on SEDAR at www.sedar.com.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Other than as described below, during the financial year ended September 30, 2022, the Company was not a party to any material legal proceedings and no such proceedings were known by the Company to be contemplated.

The Company was in litigation with Lightwater Long Short Fund since 2018. The litigation was due to Lightwater claiming damages for matters related to subscription agreements in a prior private placement. During the year ended September 30, 2022, the Company settled the litigation with Lightwater Long Short Fund for an aggregate of C$375,000, half of which amount was, in accordance with the terms of an arrangement agreement dated January 11, 2017, as amended on October 31, 2017, the responsibility of, and contributed by, the Company and the balance was paid for by a third party.

Regulatory Actions

During the financial year ended September 30, 2022, the Company was not subject to any penalties or sanctions imposed by a court or regulatory body and was not a party to any settlement agreement entered into before a court or regulatory body, relating to provincial or territorial securities legislation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, none of the directors or executive officers of the Company, any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all the Common Shares, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transaction of the Company or any of its subsidiaries within the three most recently completed financial years or during the current financial year which has or is reasonably expected to materially affect the Company.

The Company has six leases for office, warehouse, and retail space with a rental company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015. The leases have a combined area of 74,520 square feet. Lease payments under these leases are approximately $52,000 per month for the years ended September 30, 2022 and 2021, and increased to approximately $65,000 per month beginning October 2022, with increases on October 1 of each year equal to the greater of (i) the Consumer Price Index for All Urban Consumers (CPI-U), and (ii) 3%. One lease expires in June 2026 and the remaining five leases expire on September 30, 2029.

Robbie Grossman, the Corporate Secretary of the Company, is a partner at DLA Piper (Canada) LLP, which law firm provides legal services to the Company. The Company and its subsidiaries incurred fees of approximately US$298,972 during the financial year ended September 30, 2022.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent is Computershare Investor Services Inc., located at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3A8.

MATERIAL CONTRACTS

The following are the material contracts of the Company entered into within the most recently completed financial year, or before the most recently completed financial year that are still in effect that are required to be filed by the Company:

1.	the Omnibus Plan, as described under “Capital Structure - Equity Incentive Awards “;
2.	the 2019 Option Plan , as described under “Capital Structure - Equity Incentive Awards “; and
3.	the Amended and Restated Credit and Guaranty Agreement, as described under “General Development of the Business - Fiscal Year Ended September 30, 2022”.

INTERESTS OF EXPERTS

The Company’s auditor, BDO USA, LLP, is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

MNP LLP, the Company’s former external auditor, is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The full text of the Company’s audit committee charter (the “Charter”) is included as Schedule ”A” to this AIF.

Composition of the Audit Committee

The members of the audit committee (the “Audit Committee”), as outlined under “Directors and Officers - Name, Occupation and Security Holding”, are: Brian Wessel (Chair), Mark Greenberg, and Dr. Kevin A. Carter. The members of the Audit Committee are financially literate (as such term is defined in National Instrument 52-110 – Audit Committees (“NI 52-110”) and independent (as such term is defined in NI 52-110 and in the BCBCA).

Relevant Education and Experience

NI 52-110 provides that an individual is “financially literate” if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by a company’s financial statements.

In addition to each member’s general business experience, the education and experience of each audit committee member relevant to the performance of his responsibilities as an audit committee member is as follows:

Brian Wessel, Chair

Mr. Wessel is a senior business executive with over 34 years of global client service, operational and financial expertise. As a former senior partner at EY, Mr. Wessel provided audit and advisory services to public, private, and private-equity-owned companies across multiple industry sectors. Additionally, Mr. Wessel led EY’s Capital Markets practice group in Mexico overseeing various foreign private issuers listed on the U.S., European and Japanese stock exchanges. Mr. Wessel has a compelling executive track record of successfully leading through complex business transactions and advising companies on accounting, auditing and financial reporting matters. Mr. Wessel adds significant knowledge and practical experience in complex accounting and financial reporting matters, SEC registration statements, business combinations, audits of internal control over financial reporting and carve-out audits. Furthermore, Mr. Wessel has deep experience with various types of transactions including business acquisitions and divestitures. Prior to retiring from EY in 2021, Mr. Wessel served in a variety of leadership roles during the transformation and growth of EY into a $37 billion professional services firm that has been recognized on Fortune 100 Best Companies to Work For® list for over 20 years in a row. With extensive international experience working with various multinational corporations and living in the U.S., Latin America and Australia, Mr. Wessel has a deep understanding of cultural diversity and how to cultivate international business relationships and empower teams. Mr. Wessel is a graduate of Bellarmine University in Louisville, Kentucky, receiving his BA in Accounting. Mr. Wessel holds his CPA certification in Kentucky and Texas. Mr. Wessel’s experience and education makes him uniquely qualified to Chair the Audit Committee the Company.

Mark Greenberg

Mr. Greenberg is Managing Partner and Founder of Silverstone Capital Advisors and brings more than thirty years of senior executive operating and transaction expertise and experience. He has been a senior executive and operating president of units in Fortune 500 companies and a CEO and Chairman of middle market and high growth, venture capital-backed companies, as well as an investment banker and restructuring and financial advisor serving middle market and financial institution clients nationwide. As a principal investor, advisor, investment banker and transaction team member. Mr. Greenberg has participated in more than 150 M&A and capital sourcing transactions. These have included transactions involving units of Fortune 1000 companies, middle market companies and high growth venture funded businesses.

Dr. Kevin A. Carter

Dr. Carter has 10 years of medical director experience, serving several different hospital organizations.  In addition to his medical oversight duties, he was responsible for overseeing financial operations.  He is responsible for the construction of a new, state of the art sleep disorder center at Martin Army Community Hospital.  He developed a model for improving access to care while reducing costs, and subsequently this model has been used by other medical facilities throughout the Department of Defense.  His immediate success was recognized by the Surgeon General and he was awarded the Army Commendation Medal for his accomplishments.   Dr. Carter currently serves as a director for Providence Medical Group, an independent multispecialty medical group, and serves on the Compensation and Retirement committees, where he is responsible for developing strategies for the Group’s ongoing direction and ensuring its continued financial success.  Dr. Carter also currently serves as medical director for two Kettering Health Network sleep disorder centers, Main campus and Englewood centers, and also serves as Chair of the Sleep council for the Network.

External Auditor Matters

Since the commencement of the Company’s most recently completed financial year, the Company’s directors have not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor and the Company has not relied on the exemptions contained in sections 2.4 or 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the financial year in which the non-audit services were provided. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part. Except as set out in the Charter, the Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s directors and, where applicable, the Audit Committee, on a case-by-case basis.

The following table sets forth, by category, the fees for all services rendered by the Company’s current external auditor, BDO USA, LLP, for the financial years ended September 30, 2022 and September 30, 2021 (including estimates expressed in United States dollars).

	Financial Year Ending	Financial Year Ending
Fees	September 30, 2022(1)	September 30, 2021(1)
Audit Fees	$574,759	Nil
Audit Related Fees	$18,214	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil

Notes:

(1)	BDO USA, LLP was appointed as the auditor of the Company on May 18, 2022.

The following table sets forth, by category, the fees for all services rendered by the Company’s former external auditor, MNP LLP, for the financial years ended September 30, 2022 and September 30, 2021 (expressed in Canadian dollars).

	Financial Year Ending		Financial Year Ending
Fees	September 30, 2022(1)		September 30, 2021
Audit Fees		Nil	C$	770,500
Audit Related Fees	C$	215,350	C$	183,500
Tax Fees		Nil		Nil
All Other Fees		Nil		Nil

Notes:

(1)	MNP LLP resigned as the auditor of the Company on May 17, 2022.

In each of the above tables, “Audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

ADDITIONAL INFORMATION

Additional information about the Company may be found on SEDAR at www.sedar.com. Additional financial information is provided in the Company’s audited financial statements for the period ended September 30, 2022 and the accompanying MD&A. Information about remuneration and indebtedness of directors and officers of the Company, principal holders of the Common Shares and securities authorized for issuance under security based compensation of the Company, will be contained in the Company’s information circular for its upcoming annual meeting of security holders that will involve the election of directors.

For copies of the financial statements of the Company and accompanying MD&A and the information circular and proxy statement and additional copies of the AIF (in certain circumstances reasonable fees may apply), please contact: Chief Financial Officer, Quipt Home Medical Corp.; Telephone: (859) 878-2220; Email: investorinfo@myphm.com. Additional information relating to the Company may be found on SEDAR at www.sedar.com.

SCHEDULE ”A”
AUDIT COMMITTEE CHARTER

QUIPT HOME MEDICAL CORP.

(the “Corporation”)

AUDIT COMMITTEE CHARTER

I.	Mandate

The primary function of the audit committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation’s systems of internal controls regarding finance and accounting, and the Corporation’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Corporation’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Corporation’s accounting, financial reporting and internal control system and review the Corporation’s financial statements.
•	Review and appraise the performance of the Corporation’s external auditors, the audit of the Corporation’s financial statements and assess the external auditor’s qualifications and independence.
•	Provide an open avenue of communication among the Corporation’s auditors, financial and senior management and the Board of Directors.
•	Assist the Board of Directors in fulfilling its responsibilities for general oversight of the Corporation’s compliance with legal and regulatory requirements and risk assessment and risk management.
II.	Composition

The Committee shall be comprised of three directors as determined by the Board of Directors. The Committee shall be comprised of such directors as are determined by the Board of Directors and in compliance with National Instrument 52-110 – Audit Committees (“NI 52-110”) of the Canadian Securities Administrators and the Business Corporations Act (British Columbia).

All members of the Committee must have (or should gain within a reasonable period of time after appointment) a working familiarity with basic finance and accounting practices and otherwise be financially literate within the meaning of NI 52-110 (or exempt therefrom).

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. The Chair of the Committee shall be elected by the full Board of Directors; otherwise, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

If, and for so long as, the Corporation is publicly traded on one of the Nasdaq Stock Market exchanges (“Nasdaq”), each member of the Committee must be a non-employee director and qualify as “independent” as defined under applicable Nasdaq (or applicable stock exchange) rules (except as otherwise permitted under such rules). The Committee’s membership shall also comply with the independence standards set forth in the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other requirements pertaining to members of the Committee under applicable laws, rules and regulations, including under the Exchange Act and NASDAQ Rules.

III.	Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with management and the external auditors in separate sessions.

A majority of the Committee members will be a quorum. The action of a majority of those present at a meeting at which a quorum is present will be the act of the Committee. Committee members may participate in meetings by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation will constitute presence in person at such meeting. The Committee may take any action required or permitted hereunder by consent in lieu of a meeting if all Committee members execute, either before or after the action is taken, such consent (either in writing or by electronic transmission) (a “Resolution”), which is subsequently filed with the minutes by the Committee.

The Chair of the Committee will preside at each meeting and will approve the agenda of the items to be addressed at each regularly scheduled meeting. Management may circulate a proposed agenda and support materials for each regular meeting to each Committee member in advance of the meeting. The Committee (with the assistance of management) shall keep a copy of the minutes of its meetings or Resolution in lieu thereof, which minutes/Resolutions shall be filed in the minute book of the Corporation and will make regular reports to the Board of Directors regarding actions taken by the Committee. The Committee will meet regularly in executive session as considered necessary. Any actions taken by the Committee during any period in which one or more members fail for any reason to meet the membership requirements set forth above shall be nonetheless duly authorized actions of the Committee for all corporate purposes. To the extent permitted by law, rule or regulation, the Committee may form and delegate authority to one or more subcommittees (comprised of one or more members of the Committee) or to one or more management committees (comprised of one or more executives of the Corporation). Any such subcommittee or management committee shall regularly report to the Committee on any actions taken pursuant to such delegated authority.

IV.	Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

1.

On an annual basis the Committee shall review and assess the adequacy of this Charter taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Corporation has a reporting relationship and, if appropriate, recommend changes to the Charter to the Board of Directors for its approval.

2.

Review the Corporation’s financial statements, MD&A and any annual and interim earnings and any related press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

3.	Require the external auditors to report directly to the Committee.
4.	Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Corporation.
5.

Ensure that the external auditor is independent under PCAOB standards by receiving a report annually from the external auditors with respect to their independence, such report to include disclosure of all engagements (and fees related thereto) for non-audit services provided to the Corporation.

6.	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
7.

Ensure that the external auditor is in good standing with the Canadian Public Accountability Board by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures, such report to include any material issues raised by the most recent internal quality control review, or peer review, of the firm, or any governmental or professional authorities of the firm within the preceding five years, and any steps taken to deal with such issues;

8.

Ensure that the external auditor meets the rotation requirements for partners and staff assigned to the Corporation’s annual audit by receiving a report annually from the external auditors setting out the status of each professional with respect to the appropriate regulatory rotation requirements and plans to transition new partners and staff onto the audit engagement as various audit team members’ rotation periods expire.

9.

Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval and the compensation of the external auditors.

10.	Review with management and the external auditors the terms of the external auditors’ engagement letter.
11.

Consult with the external auditors, without the presence of management, about the quality of the Corporation’s accounting principles, internal controls and the completeness and accuracy of the Corporation’s financial statements.

12.	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.
13.

Review the external auditor’s annual audit plan, fee schedule and any related services proposals (including meeting with the external auditor to discuss any deviations from or changes to the original audit plan, as well as to ensure that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditor or the reporting of their findings to the Audit Committee)

14.

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Corporation’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent (5%) of the total amount of revenues paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and
iii.

such services are promptly brought to the attention of the Committee by the Corporation and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Process

15.

Review and discuss with management and the external auditor the annual audited and quarterly unaudited financial statements and related Management Discussion and Analysis ("MD&A"), including the appropriateness of the Corporation’s accounting policies, disclosures (including material transactions with related parties), reserves, key estimates and judgements (including changes or variations thereto) and obtaining reasonable assurance that the financial statements are presented fairly in accordance with IFRS (International Financial Reporting Standards) or other applicable generally accepted accounting standards if applicable, and the MD&A is in compliance with appropriate regulatory requirements.

16.

Review and discuss with management and the external auditor regarding significant accounting policies and financial statement presentation including any significant changes in the selection or application of accounting policies to be observed in the preparation of the financial statements of the Corporation and its subsidiaries.

17.

Review and discuss with management and the external auditor the external auditor’s written communications to the Audit Committee in accordance with PCAOB standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements.

18.

Report on and recommending to the Board of Directors the approval of the annual financial statements and the external auditor’s report on those financial statements, the quarterly unaudited financial statements, and the related MD&A and press releases for such financial statements, prior to the dissemination of these documents to shareholders, regulators, analysts and the public.

19.

Satisfy itself on a regular basis through reports from management and related reports, if any, from the external auditors, that adequate controls are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and accounting records that such information is fairly presented.

20.

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

21.	Review any significant disagreement among management and the external auditors regarding financial reporting.
22.	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
23.

Oversee the adequacy of the Corporation’s system of internal accounting controls and obtaining from management and the external auditor summaries and recommendations for improvement of such internal controls and processes, together with reviewing management’s remediation of identified weaknesses.

24.	Establish procedures for:
i.	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters;
ii.	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and
iii.	evaluating and communicating fraud or suspected fraud matters.

Other

25.	Review management’s policy and review and approve any new or significant changes to the related-party transactions with the officers and Directors of the Corporation.

26.	Review annually general business liability insurance coverage and business risk assessment with management.
27.

Review with management on a quarterly basis any significant new business matters including, without limitation capital allocation, business acquisitions, stock buyback programs, dividend authorization, debt covenants, etc.

V.	Authority

The Committee may:

i.	engage independent outside counsel and other advisors as it determines necessary to carry out its duties;
ii.	set and pay the compensation for any advisors employed by the Committee; and
iii.	communicate directly with the internal and external auditors.

The Committee shall have unrestricted access to the Corporation’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities.